EXECUTION COPY
AMENDED AND RESTATED
ASSET PURCHASE AGREEMENT
by and among
Ameron International Corporation
Ameron B.V.
Ameron (Pte) Ltd.
Ameron (Australia) Pty — Limited
Ameron Holdings (NZ) Limited
Ameron (New Zealand) Limited
Ameron (UK) Limited
Amercoat Japan Company, Limited
Ameron Sp. z o.o.
and
PPG Industries, Inc.
Dated as of June 28, 2006
and amended as of July 31, 2006

i

EXHIBITS

Form of Bills of Sale	Exhibit A
Form of Assignment and Assumption Agreement	Exhibit B
Form of Trademark License Agreement	Exhibit C
Form of Agreement Regarding Use of Domain Names	Exhibit D
Form of Lease Agreements	Exhibit E
Form of Geldermalsen Separation Plan	Exhibit F
Form of Exclusive IP License-Back Agreement	Exhibit G

List of Schedules

Schedule 1.1(a)	Accounting Principles
Schedule 1.1(b)	Business Employees
Schedule 1.2(f)	Knowledge
Schedule 2.1(b)	Acquired Property
Schedule 2.1(f)	Intellectual Property
Schedule 2.2(e)	Excluded Intellectual Property
Schedule 2.2(j)	Retained Property
Schedule 2.2(n)	Excluded Adhesives and Adhesive Products
Schedule 2.2(o)	Other Excluded Assets
Schedule 2.2(p)	Excluded Contracts
Schedule 2.4(h)	Other Excluded Liabilities
Schedule 2.6(a)	Reference Balance Sheet
Schedule 3.1(d)	Closing Consents of Sellers
Schedule 3.2(d)	Closing Consents of Buyer
Schedule 4.1(a)	Good Standing
Schedule 4.1(b)	No Conflict
Schedule 4.1(c)	Consents
Schedule 4.2(a)	Equity Investment
Schedule 4.2(b)	Minority Shares
Schedule 4.4	Financial Statements
Schedule 4.4(a)	Compliance with GAAP
Schedule 4.4(b)	Absence of Changes
Schedule 4.5	Taxes
Schedule 4.6	Permitted Liens
Schedule 4.7(a)	Owned Property; Leased Property
Schedule 4.7(d)	Restrictions, Easements and Encumbrances
Schedule 4.8(a)	Intellectual Property Liens
Schedule 4.8(b)	Trademark Jurisdictions
Schedule 4.8(c)	Intellectual Property Licenses
Schedule 4.8(d)	Intellectual Property Claims
Schedule 4.9	Contracts
Schedule 4.10	Litigation
Schedule 4.11(a)	Seller Plans
Schedule 4.11(b)	Qualified Plans
Schedule 4.11(f)	Seller Plans Non-Compliance
Schedule 4.11(g)	Acceleration of Benefits
Schedule 4.12(a)	Environmental Reports
Schedule 4.13	Labor Matters
Schedule 4.14(a)	Compliance with Law
Schedule 4.14(b)	Permits
Schedule 4.14(c)	Environmental Permits
Schedule 4.15(a)	Purchased Assets of the Business

Schedule 4.15(b)	Operations of the Business
Schedule 4.16	Insurance
Schedule 4.18	Territorial Restrictions
Schedule 4.20(b)	Products Liability
Schedule 4.20(c)	Rebates
Schedule 4.25	Brokers
Schedule 6.2	Conduct of Business
Schedule 9.4	Collective Bargaining Agreements

v

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT
     AMENDED AND RESTATED ASSET PURCHASE AGREEMENT (the “Agreement”) dated as of June 28, 2006 and amended as of July 31, 2006, by and among Ameron International Corporation, a Delaware corporation (“Ameron”), Ameron B.V., a Netherlands private limited liability company (“Ameron B.V.”), Ameron (Pte) Ltd., a Singapore private company (“Ameron Singapore”), Ameron (Australia) Pty — Limited, an Australian proprietary company (“Ameron Australia”); Ameron Holding (NZ) Limited, a New Zealand company (“Ameron New Zealand Holdings”); Ameron (New Zealand) Limited, a New Zealand company (“Ameron New Zealand”); Ameron (UK) Limited, a British private company (“Ameron U.K.”); Amercoat Japan Company, Limited, a Japanese company (“Amercoat”); and Ameron Sp. z o.o., a Polish limited liability company (“Ameron Poland”) (Ameron, Ameron B.V., Ameron Singapore, Ameron Australia, Ameron New Zealand Holdings, Ameron New Zealand, Ameron U.K., Amercoat; and Ameron Poland being hereinafter sometimes referred to individually as a “Seller” and collectively as “Sellers”), and PPG Industries, Inc., a Pennsylvania corporation (“Buyer”).
     Sellers are engaged in the manufacture and distribution of high performance and other coatings and finishes including pretreatment, powder, liquid and electrodeposition coatings, flooring systems and sealants for Sellers’ Performance Coatings and Finishes Group at the facilities identified on Schedule 4.7(a) hereto (the “Facilities”). Such manufacturing and distribution operations as conducted by Sellers at the Facilities are hereinafter referred to as the “Business.” The Business is conducted in North and South America by Ameron and in all other countries by subsidiaries and licensees of Sellers. The parties hereto desire that Sellers sell, transfer, convey and assign to Buyer substantially all of the assets, properties, interests in properties and rights of Sellers used in the Business, and that Buyer purchase and acquire the same, subject to the assumption by Buyer of certain of the liabilities and obligations of Sellers relating to the Business, upon the terms and subject to the conditions hereinafter set forth.
     The parties also intend to enter into certain agreements governing their relationship and certain matters after the Closing Date (as defined below) as contemplated hereby.
AGREEMENT
     NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
     1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

          “Access Agreement” means that certain Access, Confidentiality and Indemnification Agreement dated as of April 25, 2006 between Ameron and Buyer.
          “Accounting Arbitrator” has the meaning set forth in Section 2.6(c).
          “Accounting Principles” means the accounting methods, policies, practices and procedures set forth on Schedule 1.1(a).
          “Acquired Property” has the meaning set forth in Section 2.1(b).
          “Affiliate” has the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations promulgated under the Exchange Act by the SEC, as in effect on the date hereof; provided, however, that the term “affiliate” shall not include any joint venture or jointly-owned Person in which the ownership interest of any Buyer or Seller and its Subsidiaries, taken in the aggregate, constitutes a minority ownership interest.
          “Agreement” has the meaning set forth in the preamble.
          “Amercoat” has the meaning set forth in the preamble.
          “Ameron” has the meaning set forth in the preamble.
          “Ameron Australia” has the meaning set forth in the preamble.
          “Ameron B.V.” has the meaning set forth in the preamble.
          “Ameron New Zealand Holdings” has the meaning set forth in the preamble.
          “Ameron New Zealand” has the meaning set forth in the preamble.
          “Ameron Plan” has the meaning set forth in Section 9.5.
          “Ameron Poland” has the meaning set forth in the preamble.
          “Ameron Singapore” has the meaning set forth in the preamble.
          “Ameron U.K.” has the meaning set forth in the preamble.
          “Ancillary Agreements” means the Trademark License Agreement, the Domain Name Agreement, the Lease Agreements and the Exclusive IP License-Back Agreement.
          “Antitrust Laws” has the meaning set forth in Section 8.1(a).
          “Assignment and Assumption Agreement” means an assignment and assumption agreement executed by Sellers and Buyer in substantially the form attached hereto as Exhibit B.
          “Assumed Liabilities” has the meaning set forth in Section 2.3.

          “Assuming Party” has the meaning set forth in Section 10.5(c).
          “Bills of Sale” means bills of sale in substantially the form attached hereto as Exhibit A.
          “Business” has the meaning set forth in the preamble.
          “Business Day” means a day other than a Saturday or a Sunday or other day on which commercial banks in New York are authorized or required by law to close.
          “Business Employee” means any individual who is set forth on Schedule 1.1(b), as such Schedule may be updated by Sellers pursuant to Section 6.10(b) hereof.
          “Business Lease” has the meaning set forth in Section 4.7(a).
          “Business Property” has the meaning set forth in Section 4.7(a).
          “Business Product” means the products, goods, components or other items manufactured, sold or delivered by, or service rendered by or on behalf of any Seller in connection with operation of the Business.
          “Buyer” has the meaning set forth in the preamble.
          “Buyer Savings Plan” has the meaning set forth in Section 9.5.
          “Closing” has the meaning set forth in Section 2.5(a).
          “Closing Balance Sheet” has the meaning set forth in Section 2.6(a).
          “Closing Date” has the meaning set forth in Section 2.5(a).
          “Closing Net Assets” means the net difference between the sum of the assets and the sum of the liabilities included in the Closing Balance Sheet.
          “Code” means the Internal Revenue Code of 1986, as amended from time to time.
          “Competing Service” has the meaning set forth in Section 6.11(a).
          “Confidential Information” has the meaning set forth in Section 6.6.
          “Confidentiality Agreement” has the meaning set forth in Section 7.1.
          “Contract” means any contract, agreement, license, lease, sales or purchase order or other legally binding commitment, primarily relating to the Business, whether written or oral to which any Seller is a party or by which any of their properties or assets are bound.
          “Contractual Obligation” means, as to any Person, any provision of any note, bond or security issued by such Person or of any mortgage, indenture, deed of trust, lease,

license, franchise, contract, agreement, sales or purchase order, instrument or undertaking or other legally enforceable commitment to which such Person is a party or to which it or any of its property or assets is subject or bound.
          “Domain Name Agreement” means an agreement substantially in the form of Exhibit D.
          “Dominion Lawsuit” means the action brought by Dominion Exploration and Production, Inc. and Pioneer Natural Resources USA, Inc. against Ameron as CDC No. 03-6945, Civ. N-8, in Civil District Court for the Parish of Orleans, Louisiana, and any proceedings, claims or other actions arising out of or based upon the factual allegations alleged in such lawsuit.
          “Effective Time” has the meaning set forth in Section 2.5(a).
          “Employee Benefit Arrangements” means each and all pension, supplemental pension, deferred compensation, option or other equity-based program, accidental death and dismemberment, life and health insurance and benefits (including medical, dental, vision and hospitalization), fringe benefit, flexible spending account programs and other employee benefit arrangements, plans, contracts, policies or practices providing employee or executive compensation or benefits to any Business Employee or Former Business Employee, other than the Employee Benefit Plans.
          “Employee Benefit Plans” means each and all “employee benefit plans,” as defined in Section 3(3) of ERISA, maintained or contributed to by a Seller or an ERISA Affiliate or to which a Seller or an ERISA Affiliate has, or has had, an obligation to contribute or in which a Seller participates or participated and which provides benefits to Business Employees or Former Business Employees.
          “Environmental Law” means collectively the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Resource Conservation and Recovery Act of 1976, as amended, and any other applicable statutes, regulations, rules, ordinances, codes or common law, U.S. or foreign, which relate to the protection of human health or the environment, as in effect on the date hereof.
          “Environmental Permits” has the meaning set forth in Section 4.12(c).
          “Environmental Reports” has the meaning set forth in Section 4.12(a).
          “Equitable Assignment Obligation” has the meaning set forth in Section 8.1(d).
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.
          “ERISA Affiliate” means any trade or business required to be aggregated with any Seller under Sections 414(b), (c), (m) or (o) of the Code.

          “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the SEC promulgated from time to time thereunder.
          “Excluded Assets” has the meaning set forth in Section 2.2.
          “Excluded Intellectual Property” has the meaning set forth in Section 2.2(e).
          “Excluded Liabilities” has the meaning set forth in Section 2.4.
          “Exclusive IP License-Back Agreement” means an agreement substantially in the form of Exhibit G.
          “Expense Reimbursement” has the meaning set forth in Section 12.3(d).
          “Facilities” has the meaning set forth in the preamble.
          “Financial Statements” has the meaning set forth in Section 4.4(a).
          “Former Business Employee” means any individual who was at any time prior to the Closing Date employed by a Seller working primarily for the Business but who is not a Transferred Employee.
          “GAAP” means U.S. generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.
          “Geldermalsen Coatings Facility” means the portion of the Geldermalsen Plant, including the real property and together with all buildings, fixtures, improvements, construction-in-progress and structures located thereon and all rights, privileges, easements and appurtenances thereof, to be owned and operated by Buyer for the manufacture of coatings products following the completion of the Geldermalsen Separation Plan.
          “Geldermalsen Plant” means Ameron B.V.’s plant, property, equipment, fixtures and facilities located in Geldermalsen, the Netherlands.
          “Geldermalsen Separation Plan” means the plan attached as Exhibit F hereto which provides for the physical separation and division of the Geldermalsen Plant into a stand-alone performance coatings manufacturing facility to be owned by Buyer and a stand-alone fiberglass pipe manufacturing facility to be owned by Ameron B.V.
          “German Antitrust Laws” means any Antitrust Law of Germany.
          “Government Contract” means any Contract or other commitment that relates to the Business with (i) any government, (ii) any prime contractor to any government, or (iii) any subcontractor with respect to any contract described in clauses (i) or (ii).

          “Governmental Authority” means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, whether U.S. or foreign.
          “Hazardous Material” means any substance which is defined as a hazardous waste, hazardous substance, pollutant or contaminant under any Environmental Law, or any petroleum product or fraction thereof.
          “Indebtedness” as to any Person shall mean, without duplication, (i) all indebtedness (including principal and accrued interest) of such Person for borrowed money or for the deferred purchase price of property or services (including long-term and short-term debt), (ii) all drafts drawn under letters of credit issued for the account of such Person, and (iii) the aggregate amount required by GAAP to be capitalized under leases under which such Person is the lessee.
          “Indemnified Person” means, with respect to any Loss, the Person seeking indemnification hereunder.
          “Indemnifying Person” means, with respect to any Loss, the Person from whom indemnification is being sought hereunder.
          “Intellectual Property” has the meaning set forth in Section 2.1(f).
          “Inventories” has the meaning set forth in Section 2.1(e).
          “Judgment” means any judgment, writ, order or decree by any court, judge, justice or magistrate, including any bankruptcy court or judge, and any order of or by any Governmental Authority.
          “Law” means any law, statute, treaty, rule, regulation, ordinance, order, decree, consent decree or similar instrument or determination or award of an arbitrator or a court or other Governmental Authority.
          “Lease Agreements” means agreements for the lease of the Retained Properties in the United Kingdom and Australia, substantially in the form of Exhibit E.
          “Leased Properties” means the real property (including all buildings, fixtures, improvements, construction-in-progress and structures located thereon and all rights, privileges, easements and appurtenances thereto) leased by any Seller for use in the Business prior to the Closing Date.
          “Liability” means any liability, obligation, debt or commitment, whether direct or indirect, known or unknown, current or potential, past, present or future.
          “Lien” means any mortgage, pledge, hypothecation, right of others, claim, security interest, financing statement (whether or not filed), encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, burden, title defect, title retention agreement, voting trust agreement, interest, equity, option, lien (statutory or other), right of first refusal, charge or other restrictions or limitations of any nature whatsoever, including but not limited to such as may arise under any agreement, contract, commitment or other instrument, arrangement (whether oral or written) or evidence of Indebtedness.
          “Loss” or “Losses” means any loss, liability, claim, damage, expense, fine, cost or royalty (including out-of-pocket expenses, reasonable attorneys’, experts’ and accountants’ fees and other disbursements and costs of investigation or defense).
          “Material Adverse Effect” means any circumstance, change or effect which is individually or in the aggregate, materially adverse to the business, assets, liabilities, condition (financial or otherwise), results of operations of the Business taken as a whole, but excluding (a) effects of changes that are generally applicable to the coatings industry in the markets in which the Business operates and that do not have a disproportionate effect on the Business; (b) effects shown by Seller to have arisen as a result of the execution of this Agreement or consummation of the transactions contemplated hereby or the public announcement of this Agreement and the transactions contemplated hereby; (c) effects of changes in foreign exchange rates; (d) changes in energy or raw material prices generally applicable to Persons situated similarly to the Business and that do not have a disproportionate effect on the Business; and (e) effects of ordinary and customary seasonal changes in new order rates, revenues and costs of the Business as experienced during the five (5) year period prior to the date of this Agreement.
          “Material Contract” shall mean any Contract listed, or required to be listed, on Schedule 4.9.
          “Minority Shares” means the shares of Oasis Ameron Co., Ltd., a Saudi Arabian company, held by Ameron B.V.
          “Most Recent Balance Sheet” has the meaning set forth in Section 4.4(a).
          “Non-Assuming Party” has the meaning set forth in Section 10.5(c).
          “Owned Property” means the real property (including all buildings, fixtures, improvements, construction-in-progress and structures located thereon and all rights, privileges, easements and appurtenances thereto) owned by any Seller and used or held for use in the Business.
          “Permitted Liens” means as of the date of this Agreement only (i) those exceptions to title to the Purchased Assets set forth on Schedule 4.6; (ii) Liens that secure debt that is reflected as a Liability on the Most Recent Balance Sheet with respect to which no default or potential for acceleration exists; (iii) Liens securing all or a portion of the purchase price of a Purchased Asset which arose in connection with the purchase of such Purchased Asset after the date of the Most Recent Balance Sheet but only to the extent specifically listed on Schedule 4.6 and which purchase price remains owing; (iv) statutory Liens for Taxes not yet due or delinquent or which thereafter may be paid without penalty and reserved for on the Most Recent Balance

Sheet; (v) recorded mechanics’, carriers’, workmen’s and repairmen’s Liens and other like Liens arising or incurred in the ordinary course of the Business consistent with past practice for sums not yet due and payable or delinquent; (vi) all exceptions, restrictions, easements, rights of way and encumbrances set forth on Schedule 4.7(d); (vii) zoning and building restrictions of Governmental Authorities which are not currently being violated and will not be violated by any contemplated use by the Business; and (viii) other Liens that are not, individually or in the aggregate, material in amount or do not, individually or in the aggregate, materially detract from the value of or materially impair the continued use and operation of the property affected by such Lien.
          “Permits” has the meaning set forth in Section 4.14(b).
          “Person” means any individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, sole proprietorship, Governmental Authority or other entity or business organization of whatever nature.
          “Post-Closing Tax Period” has the meaning set forth in Section 11.1.
          “Pre-Closing Asbestos/Silica/Lead Liability” means any Liability directly related to (a) any actual or alleged exposure of any Person to asbestos, silica, lead, asbestos containing materials, silica containing materials or lead containing materials sold by the Sellers (or any of their current or former Subsidiaries or predecessors in interests) prior to the Closing Date; or (b) any actual or alleged exposure of any Person to the extent such exposure occurred prior to the Closing Date to asbestos, silica, lead, asbestos containing materials, silica containing materials (including so-called mixed dust) or lead containing materials (i) used in the operations of Sellers (or any of their current or former Subsidiaries or predecessors in interests) prior to the Closing Date, or (ii) located in, on or at the properties or assets of the Sellers (or any of their current or former Subsidiaries or predecessors in interests) prior to the Closing Date.
          “Pre-Closing Leased Property Environmental Liability” means any Liability imposed by, under or pursuant to any Environmental Law (other than claims of diminution in value of the Leased Property), including all fees, disbursements and expenses of counsel, experts, personnel and consultants, based on, arising out of or otherwise in respect of: (a) the actual ownership of or operations at the Leased Property by any Seller, or any of their predecessors or Affiliates; or (b) the environmental conditions existing on the Closing Date on, under or above any Leased Property currently or previously owned, leased or operated by any Seller, or any of their predecessors or Affiliates.
          “Pre-Closing Tax Period” has the meaning set forth in Section 11.1.
          “Proceedings” has the meaning set forth in Section 4.10.
          “Product Liability Claim” has the meaning set forth in Section 10.1.
          “Purchase Price” has the meaning set forth in Section 2.5(b).

          “Purchase Price Allocation” has the meaning set forth in Section 11.2(a).
          “Purchased Assets” has the meaning set forth in Section 2.1.
          “Rebate Obligations” has the meaning set forth in Section 4.20(c).
          “Records” has the meaning set forth in Section 2.1(j).
          “Reference Balance Sheet” has the meaning set forth in Section 2.6(a).
          “Representatives” means, as to each party, such party’s Affiliates and their respective directors, officers, employees, attorneys, consultants and other agents or advisors.
          “Restricted Period” has the meaning set forth in Section 6.11(a).
          “Retained Property” has the meaning set forth in Section 2.2(j).
          “Retention Bonuses” has the meaning set forth in Section 6.2(d)(iv).
          “Sable Lawsuit” means the action brought by Sable Offshore Energy Inc., as agent for certain owners of the Sable Offshore Energy Project, against various coatings suppliers and application contractors, including Ameron, Ameron B.V. and Ameron U.K., currently pending in the Supreme Court of Nova Scotia, Canada, and any proceedings, claims or other actions arising out of or based upon the factual allegations alleged in such lawsuit.
          “SEC” means the Securities and Exchange Commission.
          “Sellers” has the meaning set forth in the preamble.
          “Seller Plans” means each and all Employee Benefit Plans and Employee Benefit Arrangements.
          “Shared Cost Product Liability Amount” has the meaning set forth in Section 10.1.
          “Shared Cost Product Liability Threshold Amount” has the meaning set forth in Section 10.1.
          “Subsidiary” means any Person of which a majority of the outstanding equity interests or voting securities are owned, directly or indirectly by another Person.
          “Target Amount” means $111,503,000.
          “Tax” or “Taxes” means, with respect to any Person, any federal, state, local or foreign net income, gross income, gross receipts, sales, use, ad valorem, value-added, capital, unitary, intangible, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, transfer, occupation, premium, property or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge in the nature of a tax, together with any interest or penalty, addition to tax or additional amount imposed by any jurisdiction or other taxing authority, on such Person.
          “Tax Return” shall mean any return, statement, report or form required to be filed with respect to Taxes.
          “Termination Fee” has the meaning set forth in Section 12.3(d).
          “Third-Party Claim” has the meaning set forth in Section 10.5.
          “Title Documents” means any deed, grant or easement, certificate of title or other document which confirms and vests title or ownership in or use of real property.
          “Trademark License Agreement” means an agreement substantially in the form of Exhibit C.
          “Transaction Documents” means (i) this Agreement, (ii) the Bills of Sale, (iii) the Assignment and Assumption Agreement and (iv) the Ancillary Agreements.
          “Transactions” means the transactions contemplated by the Transaction Documents.
          “Transferred Employees” has the meaning set forth in Section 9.1.
          “U.S.” means the United States of America.
     1.2 Other Definitional Provisions.
          (a) As used herein, accounting terms not defined or to the extent not defined, shall have the respective meanings given to them under GAAP.
          (b) Unless express reference is made to Business Days, references to days shall be to calendar days. If any action or notice is to be taken or given on or by a particular day, and such day is not a Business Day, then such action or notice shall be deferred until, or may be taken or given on, the next Business Day.
          (c) Whenever the context requires, any pronoun shall include the corresponding masculine, feminine and neuter forms.
          (d) The words “include,” “includes” and “including” shall be construed as if followed by the words “without limitation.” The words “herein,” “hereof” and “hereunder” and words of similar import refer to this Agreement (including the Exhibits and Schedules) in its entirety and not to any part hereof unless the context shall otherwise require.
          (e) All references herein to Articles, Sections, Exhibits and Schedules are references to Articles and Sections of, and Exhibits and Schedules to this Agreement unless the context otherwise requires. Unless the context shall otherwise require, any references to any agreement, statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions).
          (f) As used herein, the term “to Sellers’ knowledge” or any similar term relating to the knowledge of Sellers or any of them means the actual knowledge of any of the officers or employees of any Seller identified on Schedule 1.2(f).
ARTICLE II
CLOSING; PURCHASE PRICE AND ADJUSTMENT
     2.1 Sale and Transfer of the Purchased Assets. Subject to the terms and conditions of this Agreement, on the Closing Date, Sellers will sell, convey, transfer, assign and deliver to Buyer, and Buyer will purchase, acquire and accept from Sellers, all of Sellers’ right, title and interest in, to and under all assets (except the Excluded Assets) of Sellers and each of them to the extent such assets are primarily used or held for use in connection with the operation of the Business, whether or not reflected on the Reference Balance Sheet, now in existence or hereafter acquired by Sellers or any of them in the ordinary course of the Business prior to the Closing (collectively, the “Purchased Assets”). Notwithstanding anything in this Agreement to the contrary, the term “Purchased Assets” shall not include any of the Excluded Assets, all of which (along with any and all rights and interests therein) shall be retained by Sellers and shall not be sold, transferred, conveyed or assigned to Buyer hereunder. The term “Purchased Assets” shall specifically include, but shall not be limited to, the following:
          (a) the Minority Shares;
          (b) all of the Owned Property set forth on Schedule 2.1(b) (the “Acquired Property”);
          (c) the leasehold interests in the Leased Properties;
          (d) all tangible personal property, including, without limitation, the fixtures, furnishings, furniture, office supplies, vehicles, rolling stock, tools, machinery, equipment and computer equipment, located upon or affixed to or normally located in, at or upon, even if temporarily removed from, any of the Facilities;
          (e) all inventory, including, without limitation, raw materials, work-in-process, finished products, goods, spare parts, replacement and component parts, office and other supplies relating to the Business (collectively, the “Inventories”);
          (f) all know-how, trade secrets, processes, inventions, formulae, procedures, research records and test information used or held for use in connection with the Business, whether registered, issued or otherwise, and all trademarks, trade names, domain names, patents, service marks, copyrights and pending applications for the foregoing listed on Schedule 2.1(f) in any jurisdiction (collectively referred to herein as the “Intellectual Property”), together with any claims against third Persons for infringement, misappropriation or other violation of any such Intellectual Property, whether for any past, present or future infringement, misappropriation or other violation of such Intellectual Property subject to Section 7.3;
          (g) all Contracts, including but not limited to all Contracts listed on Schedule 4.9;
          (h) all transferable licenses, permits, approvals and authorizations by any Governmental Authority used in or relating to the Business or the Purchased Assets;
          (i) all bids, quotations and proposals for Contracts, whether oral or written, to which Sellers are a party that relate to the Business;
          (j) all books and records (other than, in the case of Sellers, Tax records), or portions thereof relating primarily to or necessary for the continued operations of the Business, whether in tangible or computerized format, including sales literature, product information, employment records and files, insurance claim files and all other information and/or data related to or used by Sellers or any of them primarily in connection with the Purchased Assets or the operation of the Business (the “Records”);
          (k) all insurance proceeds (in excess of self-insured retentions and deductibles) paid or payable by any insurance provider for any Purchased Asset that is destroyed or damaged after the date hereof and prior to the Closing;
          (l) all notes, drafts and accounts receivable, or portions thereof, arising out of the operations of the Business and payable to any Seller;
          (m) all prepaid expenses, advances and deposits (including utility deposits), or portions thereof, that arise out of the operations of the Business or are related to the Acquired Property;
          (n) all items which would be included on the Closing Balance Sheet except for the fact that such items are fully depreciated or expensed;
          (o) except as provided in Section 2.2(g), all causes of action, claims, demands, rights and privileges against third parties that relate to the Purchased Assets or the operations of the Business, including, without limitation, all warranties and guaranties received from vendors, suppliers, contractors, service providers or manufacturers with respect to the Purchased Assets or the Business and subject to Section 6.4, causes of action, claims and rights under insurance policies (in excess of self-insured retentions and deductibles) relating to the Purchased Assets or the Business;
          (p) all other intangible rights and assets of Sellers that relate to or are used or held for use in the operation of the Business, all goodwill appurtenant to the Purchased Assets and the right to represent to third parties that Buyer is the successor to the Business; and

          (q) all rights to indemnification and contribution granted to any Seller by any third party to the extent such indemnification rights primarily relate to any of the Purchased Assets or Assumed Liabilities.
     2.2 Excluded Assets. Notwithstanding anything herein to the contrary, the following assets are not included in the Purchased Assets and shall be retained by Sellers (the “Excluded Assets”):
          (a) all cash and cash equivalent items including, without limitation, certificates of deposit, time deposits, securities, and the proceeds of accounts receivable, including uncashed checks in payment thereof, received by Sellers on or prior to the Closing Date other than any insurance proceeds paid to Sellers on or prior to the Closing Date pursuant to Section 2.1(k) hereof;
          (b) rights to or claims for refunds or rebates of Taxes and other governmental charges for periods ending on or prior to the Closing Date and the benefit of net operating loss carryforwards, carrybacks or other credits of any Seller, whether or not attributable to the Business;
          (c) refunds, rebates and credit memos related to purchases of raw material prior to the Effective Time (except, in each case, to the extent such refunds, rebates or credit memos would be accrued and included on the Closing Balance Sheet);
          (d) proprietary or confidential business or technical information, records and policies that relate generally to Sellers and are not used primarily in the Business, including, without limitation, organization manuals, strategic plans and Tax records and related information;
          (e) subject to the limited rights granted to Buyer pursuant to the Trademark License Agreement, the know-how, trade secrets, processes, inventions, formulae, procedures, research records, test information, trademarks, trade names, service marks, patents, copyrights, pending applications for patents and copyrights and proprietary computer programs or other software and databases set forth on Schedule 2.2(e) (the “Excluded Intellectual Property”);
          (f) all notes, drafts and accounts receivable or other obligations for the payment of money made or owed by any Affiliate of Ameron;
          (g) all causes of action, claims, demands, rights and privileges against third parties that relate to any of the Excluded Assets or Excluded Liabilities, including causes of actions, claims and rights under insurance policies relating thereto;
          (h) all other assets used primarily in connection with Ameron’s corporate functions (including but not limited to the corporate charter, taxpayer and other identification numbers, seals, minute books and stock transfer books), whether or not used for the benefit of the Business;

          (i) any life insurance policy owned by any Seller and any proceeds payable thereunder;
          (j) all of the Owned Property set forth on Schedule 2.2(j) (the “Retained Property”);
          (k) all prepaid expenses, advances and deposits (including utility deposits), or portions thereof, that arise out of the Retained Properties;
          (l) except as provided in Article IX below, all assets that relate to any Seller Plan;
          (m) the bank accounts used in the Business;
          (n) adhesives and adhesive products, including but not limited to those currently used for Sellers’ fiberglass pipe group and the particular adhesive products listed on Schedule 2.2(n);
          (o) the assets listed on Schedule 2.2(o); and
          (p) the Contracts listed on Schedule 2.2(p).
     2.3 Assumption of Liabilities. On the Closing Date, Buyer shall execute and deliver to Sellers the Assignment and Assumption Agreement pursuant to which Buyer shall assume and agree to pay, perform and discharge when due, and subject to the provisions of Article X, indemnify Sellers against and hold them harmless from and after the Closing, only the following Liabilities of Sellers (collectively, the “Assumed Liabilities”):
          (a) all of the Liabilities of Sellers specifically accrued or reserved against, or reflected on, the Most Recent Balance Sheet to the extent the same have not been or will not be satisfied or discharged at or prior to the Effective Time;
          (b) all of the Liabilities of Sellers relating to the Business of the type customarily accrued, reserved against or reflected in the accounts of the Business, arising between the date of the Most Recent Balance Sheet and the Closing Date in the ordinary course of the Business, to the extent the same have not been or will not be satisfied or discharged at or prior to the Effective Time;
          (c) all Liabilities in respect of Transferred Employees other than those specifically excluded pursuant to Article IX; and
          (d) subject to the specific provisions of this Agreement applicable to specific categories of Liabilities, all Liabilities (except the Excluded Liabilities) of Sellers, arising out of the Purchased Assets or the Business before or after the Effective Time, including those related to (i) warranty or guarantee obligations or Liabilities (including product liability) in respect of claims for defective Business Products manufactured or sold prior to the Effective Time, (ii) refunds, adjustments, allowances, repairs, exchanges, returns and warranty of merchantability and other claims in respect of Business Products manufactured or sold prior to the Effective Time, (iii) general tort liability, (iv) environmental Liability for the Acquired Property and (v) any Contract included within the Purchased Assets.
     2.4 Liabilities Not Assumed. Notwithstanding the provisions hereof or any schedule or exhibit hereto, Buyer shall not assume any Liability of any Seller relating to or arising out of the operation of the Business or the ownership of the Purchased Assets prior to the Closing other than the Assumed Liabilities (the “Excluded Liabilities”). Without limitation of the generality of the preceding sentence, the Excluded Liabilities shall include:
          (a) any Liability with respect to any Seller Plan, except as provided in Article IX below;
          (b) any Liability for Taxes of Sellers for any period or portion thereof ending on or prior to the Closing Date, excluding the Taxes specifically reflected on the Closing Balance Sheet;
          (c) any Liability arising from or related to the Excluded Assets;
          (d) all Indebtedness of Sellers or any of them existing as of the Effective Time;
          (e) any Pre-Closing Leased Property Environmental Liability;
          (f) any Pre-Closing Asbestos/Silica/Lead Liability;
          (g) any Retention Bonuses; and
          (h) the Liabilities listed on Schedule 2.4(h).
     2.5 Closing; Consideration.
          (a) The closing (the “Closing”) of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities shall be held at the offices of Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los Angeles, California, at 9:00 a.m. on July 31, 2006, or if the conditions to Closing set forth in Article III shall not have been satisfied or waived by such date, subject to Section 12.3, as soon as practicable after such conditions shall have been satisfied or waived. The date on which the Closing shall occur is hereinafter referred to as the “Closing Date.” The Closing will be deemed effective at 12:01 a.m. on the Closing Date (the “Effective Time”).
          (b) The aggregate consideration for the Purchased Assets shall be One Hundred Fifteen Million Dollars ($115,000,000) (the “Purchase Price”), payable on the Closing Date by (i) wire transfer in immediately available funds to an account or accounts designated by Sellers in writing at least three (3) Business Days prior to the Closing Date in any bank in the continental U.S. or elsewhere or (ii) such means as to otherwise agreed to in writing by Buyer and Sellers, subject to adjustment pursuant to Section 2.6 together with the assumption of the Assumed Liabilities as provided in Section 2.3.
          (c) At the Closing, Sellers shall use commercially reasonable efforts to deliver or cause to be delivered to Buyer (i) the Bill of Sale and the Assignment and Assumption Agreement, in each case duly executed by each Seller which is party thereto, (ii) the Minority Shares, (iii) limited warranty deeds (or the equivalent thereof in any jurisdiction in which limited warranty deeds may not be used) in recordable form for the Acquired Property, together with all currently existing surveys and title insurance policies for the Acquired Property, (iv) the Ancillary Agreements, in each case duly executed by each Seller which is party thereto, (v) evidence that all consents, approvals, waivers, filings and notifications listed or referred to on Schedule 4.1(c) or as contemplated by Section 8.1 have been obtained and made and are in full force and effect; (vi) the certificates contemplated by Section 3.1(a), (vii) the Records and (vii) such other instruments of transfer and documents as Buyer may reasonably request. At the Closing, Buyer shall deliver to Sellers (i) the Bill of Sale and the Assignment and Assumption Agreement, duly executed by Buyer, (ii) the Ancillary Agreements, in each case duly executed by Buyer, (iii) the certificates contemplated by Section 3.2(a) and (iv) such other instruments of assumption and documents as Sellers may reasonably request.
     2.6 Purchase Price Adjustment.
          (a) As promptly as practicable, but in any event within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Sellers a balance sheet of the Purchased Assets and the Assumed Liabilities as of the close of business on the Business Day immediately preceding the Closing Date (the “Closing Balance Sheet”). The Closing Balance Sheet shall be prepared in accordance with the balance sheet set forth on Schedule 2.6(a) (the “Reference Balance Sheet”), using the Accounting Principles consistently applied, with consistent classifications and estimation methodologies as were used in the preparation of the Reference Balance Sheet. In the event that the Business Day immediately preceding the Closing Date does not occur at a financial week or month end for accounting purposes, the parties shall agree on mutually acceptable roll forward or roll back procedures. The Closing Balance Sheet shall be accompanied by a report of BDO Seidman, LLP, independent public accountants, stating that the Closing Balance Sheet was determined in accordance with this Section 2.6(a). Buyer shall use its best efforts to cause such report to be delivered within ninety (90) days after the Closing Date. Each party shall provide the other party and its Representatives with reasonable access to books and records and relevant personnel during the preparation of the Closing Balance Sheet and the resolution of any disputes that may arise under this Section 2.6.
          (b) If Sellers disagree with the determination of the Closing Net Assets as shown on the Closing Balance Sheet, Sellers shall notify Buyer in writing of such disagreement within thirty (30) Business Days after delivery of the report of BDO Seidman, LLP referenced in Section 2.6(a), which notice shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved and the dollar amount of each such disagreement. After the end of such 30-Business Day period, Sellers may not introduce additional disagreements with respect to any item in the Closing Balance Sheet or increase the amount of any disagreement, and any item not so identified shall be deemed to be agreed to by Sellers and will be final and binding upon the parties. Similarly, a disagreement by Sellers does not provide any right to Buyer to introduce any changes to net assets not directly related to the disputed item. During the 30-Business Day period of its review, Sellers and their Representatives shall have reasonable access to any documents, schedules or workpapers used in the preparation of the Closing Balance Sheet.
          (c) Buyer and Sellers agree to negotiate in good faith to resolve any such disagreement. If Buyer and Sellers are unable to resolve all disagreements properly identified by Sellers pursuant to Section 2.6(b) within sixty (60) days after delivery to Buyer of written notice of such disagreement, then such disagreements shall be submitted for final and binding resolution to KPMG, and if KPMG should decline such engagement, such other internationally recognized accounting firm as Buyer and Sellers shall mutually agree (the “Accounting Arbitrator”). The Accounting Arbitrator so selected will only consider those items and amounts set forth in the Closing Balance Sheet as to which Buyer and Sellers have disagreed within the time periods and on the terms specified above and must resolve the matter in accordance with the terms and provisions of the Agreement. The Accounting Arbitrator shall be instructed to deliver to Buyer and Sellers, as promptly as practicable and in any event within one hundred and twenty (120) days after its appointment, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of the Agreement. The Accounting Arbitrator shall make its determination based solely on presentations and supporting material provided by the parties and not pursuant to any independent review. The determination of the Accounting Arbitrator shall be final and binding upon Buyer and Sellers. The fees, expenses and costs of the Accounting Arbitrator shall be borne one-half by Buyer and one-half by Sellers.
          (d) The Closing Balance Sheet shall be deemed final for the purposes of this Section 2.6 upon the earliest of (i) the failure of Sellers to notify Buyer of a dispute within thirty (30) Business Days of Buyer’s delivery of the Closing Balance Sheet to Sellers, (ii) the resolution of all disputes, pursuant to Section 2.6(c), by Buyer and Sellers, or (iii) the resolution of all disputes, pursuant to Section 2.6(c), by the Accounting Arbitrator.
          (e) If the Closing Net Assets as finally determined on the Closing Balance Sheet in accordance with this Section 2.6 are less than the Target Amount, the Purchase Price shall be decreased by the amount of such deficit, and if the Closing Net Assets are greater than the Target Amount, the Purchase Price shall be increased by the amount of such excess.
          (f) If any adjustment under this Section 2.6 results in a reduction in the Purchase Price, Sellers shall pay to Buyer the amount of such reduction, and if any adjustment results in an increase in the Purchase Price, Buyer shall pay to Sellers the amount of such increase, in each case, by wire transfer of immediately available funds to an account designated by the party receiving payment within five (5) Business Days after the final determination of the amount of such reduction or increase in Purchase Price, plus interest on the amount of such reduction or increase from the Closing Date to the final determination date at the prime rate of Bank of America, N.A., as in effect from time to time, and from the final determination date until the date of such payment thereof at the rate of ten percent (10%) per annum.

ARTICLE III
CONDITIONS TO CLOSING
     3.1 Buyer’s Obligation. The obligations of Buyer to purchase and pay for the Purchased Assets are subject to the satisfaction (or waiver by Buyer) as of the Closing of each of the following conditions:
          (a) The representations and warranties of Sellers made in this Agreement shall be true and correct in all material respects except where the failure to be true and correct in all material respects would not have a Material Adverse Effect, in each case as of the date hereof (except to the extent such representations and warranties speak as of a specific earlier date), and on and as of the Closing, as though made on and as of the Closing Date; and Sellers shall have delivered to Buyer a certificate dated the Closing Date and signed by an authorized officer of Ameron confirming the foregoing.
          (b) No injunction or order shall have been granted or issued by any court or other Governmental Authority of competent jurisdiction that would restrain or prohibit any of the Transactions or that would impose material damages as a result thereof and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits the consummation of the Transactions substantially on the terms contemplated hereby or has the effect of making the acquisition of the Business by Buyer or any of its Affiliates illegal.
          (c) The waiting period (and all extensions thereof) under the German Antitrust Laws (if applicable) shall have expired or been terminated.
          (d) The authorizations, approvals and consents set forth on Schedule 3.1(d) shall have been obtained.
          (e) Sellers shall have extinguished all Liens that secure indebtedness for borrowed money related to the Purchased Assets.
          (f) Sellers shall have delivered or caused to be delivered (i) the Bill of Sale and the Assignment and Assumption Agreement, in each case duly executed by each Seller which is party thereto, (ii) limited warranty deeds (or the equivalent thereof in any jurisdiction in which limited warranty deeds may not be used) in recordable form for the Acquired Property and (iii) the Ancillary Agreements, in each case duly executed by each Seller which is party thereto.
          (g) Sellers shall have delivered to Buyer an updated Schedule 1.1(b) as updated in accordance with Section 6.10(b).
          (h) Since the date hereof, there shall not have been any Material Adverse Effect.

     3.2 Sellers’ Obligation. The obligation of Sellers to sell and deliver the Purchased Assets to Buyer is subject to the satisfaction (or waiver by Sellers) as of the Closing of each of the following conditions:
          (a) The representations and warranties of Buyer made in this Agreement shall be true and correct in all material respects, in each case, as of the date hereof (except to the extent such representations and warranties speak as of a specific earlier date) and on and as of the Closing, as though made on and as of the Closing Date, and Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Buyer by the time of the Closing; and Buyer shall have delivered to Sellers a certificate dated the Closing Date and signed by an authorized officer of Buyer confirming the foregoing.
          (b) No injunction or order shall have been granted or issued by any court or other Governmental Authority of competent jurisdiction that would restrain or prohibit the Transactions or that would impose material damages as a result thereof and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits the consummation of the Transactions substantially on the terms contemplated hereby or has the effect of making the acquisition of the Business by Buyer or any of its Affiliates illegal.
          (c) The waiting period (and all extensions thereof) under the German Antitrust Laws (if applicable) shall have expired or been terminated.
          (d) The authorizations, approvals and consents set forth on Schedule 3.2(d) shall have been obtained.
          (e) Buyer shall have delivered or caused to be delivered (i) the Bill of Sale and the Assignment and Assumption Agreement and (ii) the Ancillary Agreements, in each case, duly executed by Buyer.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS
          To induce Buyer to enter into this Agreement, Sellers, jointly and severally, hereby represent and warrant to Buyer as of the date hereof and as of the Closing Date as follows:
     4.1 Organization and Authority; No Conflicts; Governmental Consents.
          (a) Except as set forth in Schedule 4.1(a), each Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization (to the extent such concept is applicable in such jurisdiction) and has all requisite power and authority to own, lease and operate its properties at the places currently located and in the manner currently used and operated and to carry on its business as now being conducted except where the failure to be in good standing would not have a Material Adverse Effect or a material adverse effect on the ability of the Sellers to consummate the Transactions. Each Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary except where the failure to be licensed, qualified or in good standing would not constitute a Material Adverse Effect.
          (b) None of the execution, delivery or performance of the Transaction Documents by Sellers or by Buyer, nor the consummation of the Transactions does or will (with the giving of notice or passage of time or both) conflict with, or result in any breach or violation of or constitute a default under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien except for any Permitted Lien, upon any of the properties or assets of any Seller (including, without limitation, the Purchased Assets) under, any provision of (i) the Certificate of Incorporation or By-Laws or other organizational or governing documents of any Seller, (ii) subject to the matters disclosed in Schedule 4.1(b) and only to the extent material, any Contractual Obligation of any Seller (including, without limitation, the Contracts) or (iii) any Judgment or, assuming compliance with the matters described in clauses (i) and (ii) of paragraph (c) below, any Law applicable to any Seller or its respective properties or assets (including, without limitation, the Purchased Assets).
          (c) Except as set forth in Schedule 4.1(c), no material consent, approval, license, permit, order or authorization of, or notice to, or registration, declaration or filing with, any Governmental Authority or any other Person is required to be obtained or made by or with respect to Sellers in connection with the execution, delivery or performance of the Transaction Documents or the consummation of the Transactions or in order to preclude any termination, suspension, acceleration, modification or impairment of any of the Contracts or any legal or contractual right, privilege, license or franchise which is included in the Purchased Assets and is reasonably material to the Business, other than (i) compliance with and filings under the Exchange Act and (ii) compliance with and filings under any Antitrust Laws.
     4.2 Equity Investment.
          (a) Schedule 4.2(a) sets forth: (i) the name of each corporation, partnership, joint venture or other Person in which a Seller has, or pursuant to any agreement has the right to acquire by any means, directly or indirectly, an equity interest or investment (other than the Subsidiaries) and which, in each case, is involved or participates in the operation of the Business and (ii) in the case of each of such Person described in the foregoing clause (i), (A) a listing of the relevant agreement or agreements pursuant to which such Seller has acquired such right or such interest or investment, (B) the jurisdiction of organization and (C) the authorized and outstanding capitalization thereof and the percentage of each class of voting capital stock owned, directly or indirectly, by such Seller.
          (b) Except as set forth in Schedule 4.2(b), Sellers’ interest in the Minority Shares are solely and beneficially owned by such Seller free and clear of all Liens except for any restrictions or limitations arising under the law. After giving effect to the Transactions, Buyer will have good and marketable title to, and record and beneficial ownership of such interests, free and clear of all Liens except for any restrictions or limitations arising under the law.

     4.3 Authorization and Validity of Agreement. Each Seller has all requisite power and authority to enter into this Agreement and each of the Transaction Documents to be entered into by it and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each Seller of this Agreement and each of the Transaction Documents to be entered into by it and the consummation by it of the Transactions has been duly authorized by its Boards of Directors or other governing body, if necessary, and by (a) Ameron as sole stockholder of each of Ameron B.V., Ameron Singapore, Ameron New Zealand Holdings and Ameron U.K., (b) Ameron and Centron International, Inc. as sole stockholders of Ameron Australia, (c) Ameron New Zealand Holdings as sole stockholder of Ameron New Zealand, (d) Ameron Singapore as sole stockholder of Amercoat and (e) Ameron B.V. and Marten van der Meer as sole stockholders of Ameron Poland, and no other corporate action on the part of any Seller is necessary to authorize the execution and delivery by such Seller of this Agreement or any of the Transaction Documents to be entered into by it and the consummation by it of the Transactions. This Agreement has been, and each of the Transaction Documents to be entered into by Sellers or any of them at or prior to the Closing will be, duly executed and delivered by such Seller and is, or when so executed and delivered will be, a valid and binding obligation of such Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
     4.4 Financial Statements; Absence of Changes.
          (a) Schedule 4.4 contains a true and complete copy of the following:
                 (i) the unaudited consolidated balance sheet and related statement of income of the Business for the fiscal year ended November 30, 2005, together with all related notes and schedules thereto;
                 (ii) the unaudited consolidated balance sheet (the “Most Recent Balance Sheet”) and related statements of income and cash flow of the Business as of June 4, 2006 for the year-to-date period then ended, together with all related notes and schedules thereto.
The financial statements described in the foregoing clauses (i) and (ii) are collectively referred to herein as the “Financial Statements.” Except as set forth on Schedule 4.4(a), the Financial Statements were prepared in accordance with the books and records of the Business and include all Purchased Assets and Assumed Liabilities required by GAAP to be included therein, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (subject to the absence of notes and, in the case of the Most Recent Balance Sheet, to normal year-end adjustments) and each balance sheet included therein presents fairly the financial position of the Business at and as of the date thereof, and each statement of income included therein presents fairly the results of operations of the Business after allocation of overhead expenses for the respective periods therein set forth. The books of account of the Business are accurate in all material respects.

          (b) Absence of Changes. Except as expressly contemplated by this Agreement or as set forth on Schedule 4.4(b), since June 4, 2006, the Business has been operated in the ordinary course and consistent with past practice.
     4.5 Taxes. Except as disclosed on Schedule 4.5, (i) Sellers have filed or caused to be filed all material Tax Returns of Sellers which have become due (taking into account valid extensions of time to file) prior to the date hereof, and has paid or caused to be paid all Taxes due, in each case to the extent Buyer would incur liability under a successor liability (or similar) statute for failure to file such Tax Returns or pay such Taxes by reason of its acquisition of the Business, (ii) there are no outstanding Tax Liens that have been filed by any Tax authority against any property or assets of the Business; and (iii) no claims are being asserted in writing with respect to any Taxes relating to the Purchased Assets for which Buyer could be held liable under a successor liability (or similar) statute by reason of its acquisition of the Business.
     4.6 Purchased Assets Other than Real Property Interests. Sellers have and, immediately after the Effective Time, Buyer will have, good and valid, legal and beneficial title to, free and clear of all Liens except for the Permitted Liens, all of the Purchased Assets, except those sold or otherwise disposed of since the date of the Most Recent Balance Sheet in the ordinary course of the Business consistent with past practice. Each Seller is the sole and exclusive owner of all of its assets and property which are Purchased Assets, does not use any of the Purchased Assets by the consent of any other Person (other than leased or licensed Purchased Assets, the consent to the use of which is contained in the applicable Contract listed on Schedule 4.9), and, other than pursuant to the express terms of the Contracts listed on Schedule 4.9, is not required to and does not make any payments to others with respect thereto. Since the date of the Most Recent Balance Sheet, there has been no material adverse change in the condition of the Purchased Assets.
     This Section 4.6 does not relate to real property or interests in real property, such items being the subject of Section 4.7.
     4.7 Real Property Interests.
          (a) Schedule 4.7(a) sets forth a complete list and accurate description of all Owned Properties and, as to each Acquired Property, includes a description of (i) the Title Documents pursuant to which such Acquired Property is owned, occupied or used, and (ii) a complete and correct list of each title insurance policy insuring title to any of the Acquired Properties. Schedule 4.7(a) also sets forth a complete list and accurate description of all Leased Properties and, as to each Leased Property, identifies any leases (each a “Business Lease”) relating thereto (an Owned Property or Leased Property being sometimes referred to herein individually as a “Business Property” and collectively as “Business Properties”).
          (b) Sellers have, and immediately after the Effective Time, Buyer will have, good and marketable fee simple title to all Acquired Property, free and clear of all Liens except for the Permitted Liens.

          (c) Sellers have delivered to Buyer correct and complete copies of the Business Leases. Each Business Lease is legal, valid, binding, enforceable, and in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization and similar Laws affecting creditors generally and by the availability of equitable remedies. No Seller, nor to the knowledge of Sellers, any other party is in default, violation or breach in any respect under any Business Lease, and to the knowledge of Sellers, no event has occurred and is continuing that constitutes or, with notice or the passage of time or both, would constitute a default, violation or breach in any respect under any Business Lease. Sellers have good and valid title to the leasehold estate under each Business Lease free and clear of all Liens except for the Permitted Liens.
          (d) There are not any exceptions, restrictions, easements, rights of way and encumbrances to the Business Properties that materially effect the Sellers operation of the Business on the Business Properties.
     4.8 Intellectual Property.
          (a) Sellers are the owners of record, free and clear of all Liens (except as disclosed in Schedule 4.8(a)) of all the Intellectual Property, including, without limitation, patents, trademark registrations or applications therefor listed on Schedule 2.1(f).
          (b) With respect to registered trademarks included in the Intellectual Property, Schedule 4.8(b) contains a list of all jurisdictions in which such trademarks are registered or applied for and all registration and application numbers.
          (c) Except as disclosed on Schedule 4.8(c) and except for licenses of software or firmware used in the Business that are generally available “off-the-shelf” through commercial software vendors, Sellers own or have the right to use, and as of the Closing Date Buyer will own or have the right to use, pursuant to valid and effective agreements the Intellectual Property, and the consummation of the Transactions will not alter or impair any such rights. Except as disclosed on Schedule 4.8(c), no third party has been licensed or permitted to use any of the Intellectual Property.
          (d) Except as set forth on Schedule 4.8(d), no claims are pending or to the knowledge of Sellers, threatened against Sellers by any Person with respect to the ownership, validity, enforceability or use of any Intellectual Property or alleging that any Seller (in respect of the Business) is infringing upon the intellectual property rights of others. Except as set forth in Schedule 4.8(d), Sellers have not received any written notice challenging the ownership, validity or enforceability of or making any other claim with respect to the Intellectual Property. To the knowledge of Sellers, the current use by Sellers of the Intellectual Property does not infringe on the rights of any Person, except for such infringements which in the aggregate could not reasonably be expected to materially diminish the value of such Intellectual Property after the Closing, including but not limited to the requirement by Buyer to pay any material royalties to continue the use of such Intellectual Property. Except as set forth in Schedule 4.8(d), there are no pending claims or charges brought by Sellers against any Person with respect to any Intellectual Property or the enforcement of any of Sellers’ or any other Persons’ rights relating to the Intellectual Property. Except as set forth in Schedule 4.8(d), to the knowledge of Sellers, none of the Intellectual Property is being infringed upon or violated by any other Person.
     4.9 Contracts. Schedule 4.9 sets forth a complete and correct list of each Contract that is material to the Business and each of the following types of Contracts:
          (a) any employment, consulting, agency or severance agreement between any Business Employee or Former Business Employee and any Seller that has an aggregate existing or future liability in excess of One Hundred Thousand ($100,000);
          (b) any employee collective bargaining agreement or other contract with any labor union covering Business Employees;
          (c) any Contract (including purchase orders) involving the obligation of any Seller to purchase products or services pursuant to which the aggregate of payments to become due from a Seller is equal to or exceeds Five Hundred Thousand Dollars ($500,000), and which is not terminable on sixty (60) days’ or less notice or as to which the cost to terminate such Contract equals or exceeds Fifty Thousand Dollars ($50,000);
          (d) any Contract (including sales orders) involving the obligation of a Seller to deliver products or services with an unfilled order balance of more than Five Hundred Thousand Dollars ($500,000) and which is not terminable on sixty (60) days’ or less notice;
          (e) (i) any distributor, dealer, sales, advertising, agency, manufacturer’s representative, franchise or similar agreement or arrangement currently in effect, regardless of the amount of commissions payable thereunder, or (ii) any other agreement or arrangement requiring the payment of any commissions in excess of One Hundred Thousand Dollars ($100,000) per year;
          (f) any option or other agreement to purchase or otherwise acquire or sell or otherwise dispose of any interest (including a leasehold interest) in real property;
          (g) any contract or agreement relating to the licensing or sublicensing (either as licensor or licensee) or purchase or sale of any interest in intellectual property of Sellers, other than shrink-wrapped intellectual property or Excluded Intellectual Property;
          (h) any contract, agreement, arrangement or commitment to make a capital expenditure or to purchase a capital asset, in excess of One Hundred Thousand Dollars ($100,000) by or on behalf of Sellers;
          (i) any contract, agreement, arrangement or commitment relating to the location of employees or minimum number of employees to be employed by a Seller;
          (j) any contract or agreement giving a power of attorney (other than powers of attorney given in the ordinary course of business with respect to routine tax or security matters);

          (k) any indenture, note, loan or credit agreement, letter of credit, mortgage, security agreement, pledge agreement, deed of trust, bond, instrument of Indebtedness or other agreement or instrument relating to the borrowing of money or extension of credit in an amount in excess of Five Hundred Thousand Dollars ($500,000) or to the direct or indirect guarantee or assumption of the obligations of any Person for borrowed money in excess of Five Hundred Thousand Dollars ($500,000);
          (l) any contract, agreement or arrangement relating to noncompetition, confidentiality or similar matters;
          (m) any contract, agreement or arrangement relating to the acquisition of any business or all or any substantial part of the assets of any Person, relating to the disposition of any of the Purchased Assets (other than obsolete or immaterial assets in the ordinary course of business) or granting to any Person any preferential rights or any option to purchase or lease any Purchased Assets which in any such case is not fully performed or pursuant to which any party continues to have rights or liabilities (under indemnity clauses, provisions concerning survival of claims or otherwise) including any open arrangements for third parties to act as finder or broker with respect to any significant transaction;
          (n) any joint venture, partnership or similar agreements and arrangements involving a sharing of profits or expenses including, without limitation, joint research and development and joint marketing contracts;
          (o) any lease or similar agreement under which (i) a Seller is the lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any third Person for an annual rent in excess of One Hundred Thousand Dollars ($100,000) or (ii) a Seller is the lessor of, or makes available for use by any third Person, any tangible personal property owned by it for an annual rent in excess of One Hundred Thousand Dollars ($100,000);
          (p) any agreement or arrangement primarily related to the Business where Sellers, any of their Affiliates or any of their respective officers, directors, employees or agents are counter-parties to such agreement or arrangement, in excess of Fifty Thousand Dollars ($50,000);
          (q) any contract, agreement or arrangement extending beyond the end of the current calendar year, which (i) involves aggregate future payments of more than One Hundred Thousand Dollars ($100,000) and (ii) cannot be terminated by a Seller within three months or less without cost;
          (r) any Government Contract;
          (s) any contract, agreement or arrangement not made in the ordinary course of the Business; or
          (t) all other Contracts not otherwise described in this Section 4.9, the breach, violation or termination of which would have a Material Adverse Effect.

     Except as disclosed in Schedule 4.9, each Contract listed on Schedule 4.9 is, valid, binding and in full force and effect. Each Seller that is party thereto has performed all material obligations required to be performed by it to date under each such Contract and is not (or will not be with the giving of notice or passage of time or both) in breach or default in any material respect thereunder and, to the knowledge of Sellers, no other party to any of such Contracts is (or will be with the giving of notice or passage of time or both) in breach or default in any material respect thereunder. Sellers have made available to Buyer complete and correct copies of each Contract listed on Schedule 4.9. None of Sellers is a party to or bound by, and none of the Assumed Liabilities have been or will be incurred pursuant to, any Contracts under which material consideration has been or will be required from any Seller without the receipt by such Seller of consideration which is of commensurate value, and none of the Assumed Liabilities have been or will be incurred pursuant to any Contracts in which any director, officer, employee, Affiliate or associate of any Seller has or had any direct or indirect beneficial or other interest in any capacity or in which any Seller after the Closing will have any such interest.
     4.10 Proceedings and Judgments. Except as set forth in Schedule 4.10, there is no legal or administrative action, proceeding, investigation or controversy (hereinafter collectively called “Proceedings”) pending or, to the Sellers’ knowledge, threatened against, or otherwise involving any Seller, any of their respective officers, directors, Affiliates or associates, or any of their respective employees or agents in their capacity as such, with respect to the Purchased Assets, the operation of the Business or the Transactions, nor are there any Judgments outstanding against any Seller applicable to the Purchased Assets or the Business, including, without limitation, any such Proceeding or Judgment which has or might reasonably be expected to, except where it would not be expected to result in a Material Adverse Effect, (a) result in any modification, termination, suspension, impairment or reformation of any Contract or any material right or privilege thereunder, (b) compel any Seller or Buyer to make any change in the character, location or use of any of the Purchased Assets, (c) adversely affect the ability of any Seller to consummate any of the Transactions, (d) adversely affect the Purchased Assets, the condition of the Business or the unencumbered ownership, use, maintenance or operation of the Purchased Assets or the Business by Buyer, or (e) or increase the liabilities or obligations assumed by Buyer hereunder.
     4.11 Employee Benefits.
          (a) Schedule 4.11(a) sets forth a complete and correct list of all Seller Plans. None of the Seller Plans that relate to the Business Employees is a multiemployer plan within the meaning of Section 3(37) of Section 4001(a)(3) of ERISA. Neither Seller nor any ERISA Affiliate has ever contributed to or had an obligation to contribute to such a plan with respect to the Business Employees.
          (b) Each of the Seller Plans intended to qualify under Section 401 of the Code so qualifies, and, except as disclosed on Schedule 4.11(b), nothing has occurred with respect to the operation of any such Seller Plan which would be reasonably likely to cause the loss of such qualification or exemption. The Ameron 401(k) Retirement and Savings Plan (i) is subject to a favorable determination letter or (ii) is formed by adoption of a pre-approved plan that is the subject of a favorable opinion letter upon which the Sellers are entitled to rely pursuant to

Revenue Procedure 2005-15 and the remedial amendment period under Section 401(b) of the Code applicable to any amendment of the Ameron 401(k) Retirement Savings Plan since the date of such determination letter or opinion letter has not expired.
          (c) All contributions and premiums required by any Law or by the terms of any Seller Plan which is a defined benefit pension plan have been timely made (without regard to any waivers granted with respect thereto) to any funds or trusts established thereunder or in connection therewith. No lien has been imposed under Sections 401(a)(29) or 412(n) of the Code with respect to any of the Purchased Assets.
          (d) True, correct and complete copies of the following documents, with respect to each of the Seller Plans, have been delivered or made available to Buyer: (i) any plans and related trust documents, and all amendments thereto; (ii) the most recent Forms 5500 and schedules thereto; (iii) the most recent financial statements and actuarial valuations; (iv) the most recent Internal Revenue Service determination letter; and (v) the most recent summary plan descriptions (including letters or other documents updating such descriptions).
          (e) There are no pending or, to the knowledge of Sellers, threatened, legal proceedings which have been asserted or instituted against any of the Seller Plans, the assets of any such plans or any Seller, or the plan administrator of the Seller Plans with respect to the operation of such plans (other than routine benefit claims) that has or can be reasonably expected to have a Material Adverse Effect.
          (f) Except as set forth on Schedule 4.11(f), each of the Seller Plans has been maintained, in all material respects, in accordance with its terms and all provisions of applicable Law.
          (g) Except as disclosed on Schedule 4.11(g), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment becoming due to any Business Employee, (ii) materially increase any benefits otherwise payable under any Seller Plan or (iii) result in the acceleration of the time of payment or vesting of any material compensation or employee benefits.
     4.12 Environmental Matters.
          (a) Sellers have delivered to Buyer true and complete copies of all of the environmental reports regarding the Acquired Properties that have been prepared by or for any Seller since May 1, 2001 that are or have been in Sellers’ possession (collectively, the “Environmental Reports”), all of which are identified on Schedule 4.12(a).
          (b) To Sellers’ knowledge, the only conditions on, in or under the Acquired Properties that would reasonably be expected to have a material Liability or Material Adverse Effect on Buyer under any Environmental Laws are identified in the Environmental Reports.
          (c) Except as set forth on Schedule 4.14(c), to Sellers’ knowledge (i) Sellers have all material licenses, permits, registrations, orders, approvals, consents and other authorizations of or from all Governmental Authorities required under Environmental Laws which are necessary to the conduct of the Business as presently being conducted (“Environmental Permits”) and (ii) each Seller is in compliance in all material respects with all material terms and conditions of such Environmental Permits.
No representation or warranty is made in this Agreement as to any matters relating to the environment, Environmental Laws or Hazardous Materials except in this Section 4.12.
     4.13 Employee and Labor Relations. Except as set forth on Schedule 4.13:
          (a) In the five (5) year period preceding the Closing Date, there has not occurred nor is there pending, or to the knowledge of Sellers, been threatened any labor strike, dispute, slowdown, picketing, concerted refusal to work overtime, work stoppage, handbilling, corporate campaign or other similar labor activity or lockout involving the Business that has or can be reasonably expected to have a Material Adverse Effect;
          (b) No Seller is a party to or bound by any collective bargaining agreement covering any of the Business Employees and there are no labor unions representing or purporting to represent any Business Employees;
          (c) In the five (5) year period preceding the Closing Date, no union organizing campaign has occurred and no union has been elected as the representative of any Business Employee or voluntarily recognized by Sellers as the representative of any Business Employees. No union organization campaign is in progress with respect to the Business Employees, and no question concerning representation exists respecting such employees;
          (d) There is no unfair labor practice charge or complaint against any Seller pending, or, to the knowledge of Sellers, threatened, before the National Labor Relations Board or similar governmental agency outside of the U.S. involving the Business;
          (e) There is no pending, or, to the knowledge of Sellers, threatened, employment or labor grievance, procedure, arbitration or litigation (whether statutory, regulatory or under common law) involving or relating in any way to a Business Employee or class or group of Business Employees; and
          (f) There is no pending, or, to the knowledge of Sellers, threatened, charge, complaint, claim or other action before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention and/or investigation of unlawful labor and/or employment practices, actions or activities.
     4.14 Compliance With Law; Permits.
          (a) Except as set forth in Schedule 4.14(a), each Seller has complied in all material respects with, and has conducted its business in all material respects so as to comply with, the Laws applicable to the Business or the Purchased Assets, and none of Sellers has received any notice alleging any conflict with, violation or breach of or default under any such

Law, or has knowledge of, any investigation of any such conflict, violation, breach or default. Except as set forth in Schedule 4.14(a), no claims alleging any conflict with, violation or breach of or default under any Law applicable to the Business or the Purchased Assets by any Seller have at any time during the last three (3) years been settled.
          (b) Except as set forth in Schedule 4.14(b), (i) Sellers have all material licenses, permits, registrations, orders, approvals, consents and other authorizations of or from all Governmental Authorities and third parties which are necessary in the conduct of the Business as presently being conducted and as presently contemplated to be conducted (“Permits”), (ii) each Seller is in compliance in all material respects with all terms and conditions of such Permits, (iii) such Permits are in full force and effect, and (iv) no violations or claimed violations are pending before any Governmental Authority with respect to such Permits.
     4.15 Purchased Assets of the Business; Operations of the Business.
          (a) Except for any Excluded Assets and except as set forth in Schedule 4.15(a), the Purchased Assets and the rights conferred by the Transaction Documents comprise all of the properties, assets (including, without limitation, computer software and licenses therefor) and rights of Sellers used in the conduct of the Business as presently conducted and are adequate to conduct the Business on a basis consistent with past practice.
          (b) Except as set forth in Schedule 4.15(b), (a) Sellers have conducted the Business only through Sellers and not through any other divisions or any direct or indirect subsidiary or Affiliate of Sellers and (b) no part of the Business is operated by Sellers through any entity other than Sellers.
     4.16 Insurance. Except as disclosed on Schedule 4.16, since the date of the Most Recent Balance Sheet, to the knowledge of Sellers, there has not occurred any occurrence or incident with respect to the Business or the Purchased Assets or the Assumed Liabilities that could reasonably be expected to give rise to a claim for insurance by Sellers under any “claims made” insurance policy that has not been reported to the primary carrier (and, if applicable, excess carrier) issuing any such policy.
     4.17 Effect of Transfer. Neither the sale and transfer of the Purchased Assets pursuant to this Agreement, nor Buyer’s ownership, possession or use thereof from and after the Closing as a result of such sale and transfer, will result in or be subject to: (a) any Law pertaining to fraudulent conveyances or transfers which might make such sale or transfer or any part thereof ineffective as to creditors of or claimants against any Seller; or (b) the imposition of any Liability upon Buyer for appraisal rights or any other Liability of any nature whatsoever owing to any stockholder of any Seller or any other Person which has not been expressly assumed by Buyer in this Agreement.
     4.18 Territorial Restrictions. Except as set forth in Schedule 4.18, none of Sellers is restricted by any written agreement or understanding with any other Person from carrying on the Business anywhere in the world. Buyer, solely as a result of its purchase of the Business from

Sellers pursuant hereto and the assumption of the Assumed Liabilities, will not thereby become restricted in carrying on any business anywhere in the world.
     4.19 Inventories. (a) All Inventories are recorded on the books of the Business at the lower of cost or market value, (b) all Inventory reserves have been made consistent with Sellers’ Accounting Principles and (c) all write-downs in Inventory which should have been made during the past two years pursuant to Sellers’ Accounting Principles have been made.
     4.20 Products.
          (a) Warranties. Buyer has been furnished with complete and correct copies of the standard terms and conditions of sale for each of the Business Products (containing applicable guaranty, warranty and indemnity provisions).
          (b) Product Liability. Except as set forth on Schedule 4.20(b), to Sellers’ knowledge, none of Sellers has any material liability or material obligation of any nature (whether accrued, absolute, contingent or otherwise, and whether due or to become due), whether based on strict liability, negligence, breach of warranty (express or implied), breach of contract or otherwise, in respect of any Business Product sold, designed, rendered or produced prior to the Closing by any Seller or any predecessor thereto.
          (c) Rebates. Except for the standard product warranty included in the terms and conditions of sale for each Business Product referred to in Section 4.20(a) or as otherwise set forth on Schedule 4.20(c), none of Sellers has entered into any agreement, contract commitment or other arrangement (whether written or oral) pursuant to which such party is or will be obligated to make any rebates, discounts, promotional allowances or similar payments or arrangements to any customer of the Business (“Rebate Obligations”). All Rebate Obligations are adequately reflected in the Reference Balance Sheet in accordance with Sellers’ Accounting Principles.
     4.21 Accounts Receivable. All accounts receivable that are set forth in the Reference Balance Sheet arose from (or will have arisen from) the sale of Business Products to Persons in the ordinary course of the Business consistent with past practices and are reflected in the Reference Balance Sheet in accordance with the Accounting Principles. The amount and nature of the reserves for doubtful accounts set forth in the Reference Balance Sheet are in accordance with the Accounting Principles.
     4.22 Absence of Certain Business Practices. None of Sellers nor any of its respective officers, employees or agents, or any other person acting on their behalf, has, directly or indirectly, within the past five (5) years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the Business (or assist any Seller in connection with any actual or proposed transaction relating to the Business) (a) which subjected or might have subjected any Seller to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (b) which if not given in the past, would have had a Material Adverse Effect, (c) which if not continued in the future, would have a Material Adverse Effect or subject any Seller to suit or penalty in any private or governmental litigation or proceeding, (d) for any of the purposes described in Section 162(c) of the Code or (e) for the purpose of establishing or maintaining any concealed fund or concealed bank account.
     4.23 No Guarantees. None of the obligations or liabilities of Sellers incurred in connection with the operation of the Business is guaranteed by or subject to a similar contingent obligation of any other Person. There are no outstanding letters of credit, surety bonds or similar instruments of Sellers in connection with the Business or the Purchased Assets.
     4.24 Geldermalsen Plant. Upon completion of the Geldermalsen Separation Plan, the Geldermalsen Coatings Facility will include all of the properties and assets (real, personal, tangible, intangible and mixed) necessary for the continued operation of the Business at the same capacity, consistent with past practice, as was conducted by Sellers at the Geldermalsen Plant prior to the Closing.
     4.25 Brokers. Except as set forth on Schedule 4.25, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Sellers, that is or will become an Assumed Liability or will otherwise be payable by Buyer.
     4.26 Excluded Assets. As of the date hereof, there are no amounts included on the Reference Balance Sheet in respect of Excluded Assets except for the assets retained by Sellers pursuant to Sections 2.2(b), 2.2(k) and 2.2(l) hereof.
     4.27 Disclaimer. EXCEPT AS EXPRESSLY PROVIDED IN THE TRANSACTION DOCUMENTS, SELLER MAKES NO REPRESENTATION OR WARRANTY CONCERNING THE PURCHASED ASSETS OR THE BUSINESS, INCLUDING AS TO THE QUALITY, CONDITION, MERCHANTABILITY, SALABILITY, OBSOLESCENCE, WORKING ORDER OR FITNESS FOR A PARTICULAR PURPOSE THEREOF. EXCEPT AS EXPRESSLY PROVIDED HEREIN, THE PURCHASED ASSETS ARE SOLD TO BUYER “AS IS AND WHERE IS.”
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
     To induce Sellers to enter into this Agreement, Buyer hereby represents and warrants to Sellers as of the date hereof and as of the Closing Date as follows:
     5.1 Organization and Authority; No Conflicts; Governmental Consents.
          (a) Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties at the places currently located and in the manner currently used and operated and to carry on its business as now being conducted except where the failure to be in good standing or to have such power and authority would not have a material adverse effect on the ability of Buyer to consummate the Transactions.
          (b) None of the execution, delivery or performance of the Transaction Documents by Buyer nor the consummation of the Transactions does or will (with the giving of notice or passage of time or both) conflict with, or result in any breach or violation of or constitute a default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Buyer under, any provision of (i) its organizational documents, (ii) any Contractual Obligation of Buyer or (iii) any Judgment or, assuming compliance with the matters described in clauses (i) and (ii) of paragraph (c) below, Law applicable to Buyer or its property or assets excluding from the foregoing clauses (i)-(iii) such conflicts, breaches, violations, defaults, rights of termination, cancellation or acceleration, losses or liens which would not, individually or in aggregate, have a material adverse effect on the ability of Buyer to consummate the Transactions.
          (c) No consent, approval, license, permit, order or authorization of, or notice to, or registration, declaration or filing with, any Governmental Authority or any other Person is required to be obtained or made by or with respect to Buyer in connection with the execution, delivery or performance of the Transaction Documents or the consummation of the Transactions, other than (i) compliance with and filings under any Antitrust Laws and (ii) such consents, approvals, licenses, permits, orders, authorizations, notices, declarations or filings which would not, individually or in the aggregate, have a material adverse effect on the ability of Buyer to consummate the Transactions.
     5.2 Actions and Proceedings, Etc. There are no: (a) outstanding Judgments against Buyer or (b) Proceedings pending or, to the knowledge of Buyer, threatened against Buyer in either case that would, individually or in the aggregate, have a material adverse effect on the ability of Buyer to consummate the Transactions.
     5.3 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Buyer, that is or will be payable by Sellers.
     5.4 Buyer’s Acknowledgment. Buyer acknowledges and agrees that, (a) other than the representations and warranties of Sellers specifically contained in the Transaction Documents, there are no representations or warranties of Sellers either expressed or implied with respect to Sellers, the Business or the Transactions and (b) it shall have a right to indemnification solely as provided in Article X hereof.
ARTICLE VI
COVENANTS OF SELLER
     Sellers, jointly and severally, covenant and agree as follows:

     6.1 Access to Information.
          (a) During the period commencing on the date hereof and ending on the Closing Date, Sellers and each of them shall, upon reasonable notice from Buyer, afford Buyer and its Representatives, reasonable access (including the right to make copies) during normal business hours to the management personnel, properties, books, records, work papers, documents, instruments, Contracts and other information (wherever located) of or pertaining to each Seller in order that they may have the opportunity to make such investigations as they shall desire to make of the affairs of each Seller relating to the Purchased Assets, the Business and the Assumed Liabilities, and to verify the performance of and compliance with each Sellers’ representations, warranties, covenants and conditions herein contained, and each Seller shall cause its Representatives to furnish such additional financial and operating data and other information as Buyer and such other persons shall from time to time reasonably request; provided that such access does not materially interfere with the operation of the Business.
          (b) Promptly after the same become available, Sellers shall furnish to Buyer such of the financial data as is normally prepared by Sellers with respect to the Business as Buyer may reasonably request, including, without limitation, all interim quarterly reports prepared by Sellers after the date of this Agreement, accompanied by a statement on behalf of Ameron of its chief financial officer that, in the opinion of such officer, such financial statements were prepared on a basis consistent with the Financial Statements (except as otherwise stated in such financial statements) and present fairly the financial position, results of operations and cash flows of the Business as of the date and for the period indicated, subject to normal year-end audit adjustments.
     6.2 Ordinary Conduct.
          (a) Except as specifically contemplated by this Agreement or as set forth in Schedule 6.2, from the date hereof to the Closing, Sellers agree to cause the Business to be conducted only in the ordinary and usual course consistent with past practice.
          (b) Except as specifically contemplated by this Agreement or in the ordinary course of the Business consistent with past practice, each Seller shall use commercially reasonable efforts to preserve the Contracts in full force and effect, to preserve the goodwill of all Governmental Authorities, to maintain all of the Purchased Assets in reasonable and customary repair, operating order and condition and to preserve the goodwill of its customers and suppliers and others having business relationships with it and to preserve its business organization intact.
          (c) Each Seller shall maintain its books, accounts and records relating to the Business, the Purchased Assets and the Assumed Liabilities in the usual, regular and ordinary manner in accordance with accounting principles and business practices applied on a basis consistent with prior periods unless required by GAAP and disclosed to Buyer prior to instituting such changes;

     (d) Except as specifically contemplated by this Agreement, Sellers will not take any of the following actions without the prior written consent of Buyer, which consent will not be unreasonably withheld or delayed:
               (i) transfer any Business Employee to another business of Sellers or transfer any employee of another of Ameron’s businesses to the Business;
               (ii) transfer, issue, sell or dispose of any Minority Shares or grant options, warrants, calls or other rights to purchase or otherwise acquire any Minority Shares;
               (iii) propose to amend or amend the certificate of incorporation or bylaws or similar documents of any Seller in a manner that adversely affects the Transactions;
               (iv) (A) grant any material increase in the annual level of compensation or benefits of any Business Employee, other than increases in compensation in the ordinary course of the Business consistent with past practice, (B) except as required to comply with applicable Law, enter into any new Employee Benefit Plan or amend any Employee Benefit Plan or (C) enter into any employment, deferred compensation, severance, retention, consulting, non-competition or similar agreement (or amend any such agreement) with any Business Employee other than (y) agreements entered into in the ordinary course of the Business consistent with past practice that are not severance agreements and which do not obligate any Seller or Buyer to pay compensation exceeding One Hundred Twenty Five Thousand Dollars ($125,000) individually or One Million Five Hundred Thousand Dollars ($1,500,000) in the aggregate or One Million Dollars ($1,000,000) for new hires and (z) retention bonuses necessary or advisable due to the Transactions in Sellers’ sole and absolute discretion (the “Retention Bonuses”);
               (v) grant, create or (except for the Permitted Liens) suffer to exist any Lien on or with respect to all or any part of the Purchased Assets (whether tangible or intangible) or the proceeds thereof (except for the Permitted Liens);
               (vi) except in the ordinary course of the Business consistent with past practice, sell, transfer, or otherwise dispose of any of the Purchased Assets which have a sales price in excess of One Hundred Thousand Dollars ($100,000) individually or Five Hundred Thousand Dollars ($500,000) in the aggregate;
               (vii) transfer or grant any rights to any Intellectual Property outside the ordinary course of the Business;
               (viii) enter into any commitment for capital expenditures relating to the Business not contemplated by the capital expenditure budget of Sellers heretofore provided to Buyer, in excess of One Hundred Thousand Dollars ($100,000);
               (ix) enter into, modify or terminate any labor or collective bargaining agreement relating to the Business or, through negotiation or otherwise, make any commitment or incur any liability to any labor organization relating to Business Employees;

               (x) enter into any transaction or make or enter into any material Contract relating to the Business which by reason of its size or otherwise is not in the ordinary course of the Business;
               (xi) with respect to the Business, authorize, propose, enter into or agree to enter into any acquisition of a material amount of assets or securities;
               (xii) except in the ordinary course of the Business consistent with past practice, waive any claims or rights under the Contracts or with respect to the Purchased Assets;
               (xiii) terminate or assign any Material Contract or voluntarily consent to the termination of any Material Contract (including, without limitation, any lease) by any other party thereto;
               (xiv) voluntarily withdraw any application for, or permit the expiration of any renewable rights with respect to, or fail to maintain any Intellectual Property; or
               (xv) enter into any contract, agreement or arrangement with respect to any of the foregoing.
     6.3 Current Information. Between the date of this Agreement and the Effective Time, Sellers will cause one or more of its designated Representatives to consult as requested by Buyer on a regular basis with one or more designated Representatives of Buyer and to discuss the general status of ongoing operations of the Business. Sellers will promptly notify Buyer of any change to any of its methods of accounting that relate to the Business, the Purchased Assets or the Assumed Liabilities. Sellers will promptly notify Buyer of any change which, to Sellers’ knowledge, has had or would reasonably be expected to have a Material Adverse Effect.
     6.4 Insurance; Administration of Insurance. Sellers shall keep, or cause to be kept, all insurance policies presently maintained relating to the Purchased Assets or the Assumed Liabilities, or replacements therefor, in full force and effect through the close of business on the Closing Date. Following the Closing, (a) Sellers, upon Buyer’s request, shall cooperate with and use the Sellers’ commercially reasonable efforts to assist Buyer in the assertion, perfection and collection of any proceeds to which Buyer may be entitled under any such insurance policy in effect prior to the Closing Date; and (b) Sellers shall provide Buyer access to insurance policies in effect prior to the Closing Date to the extent that any such policies apply to Assumed Liabilities. Buyer shall reimburse Sellers for any reasonable out-of-pocket costs incurred by Sellers pursuant to the preceding sentence.
     6.5 Accounts Receivable. After the Closing, promptly following receipt of proceeds from accounts receivable of the Business, Seller agrees to promptly forward to Buyer any and all proceeds from accounts receivable of the Business that are received by Seller after the Closing Date.
     6.6 Confidential Information. On and after the Closing Date, Sellers will hold, and will use its best efforts to cause their respective Representatives to hold, in confidence, unless (a)

compelled to disclose by any Law, rule or regulation, (b) required to be disclosed in any action, Proceeding or investigation by any court, arbitrator or Governmental Authority or (c) deemed advisable by Sellers to disclose in order to defend against any action, Proceeding or investigation, all confidential documents and information concerning the Business (including any confidential information or documents provided pursuant to Section 8.6 and any trade secrets or other proprietary information forming a part of the Intellectual Property) (the “Confidential Information”), except to the extent that such information is (i) in the public domain through no fault of Sellers or any of their Representatives or (ii) later lawfully acquired by Sellers on a non-confidential basis from sources other than Buyer or any of its Affiliates. The obligation of Sellers to hold any such information in confidence shall be satisfied if it exercises the same care with respect to such information as Sellers would take to preserve the confidentiality of its own similar information, but no less than reasonable care.
     6.7 Consents. Sellers and Buyer and each of them covenant and agree to use diligent efforts to obtain, prior to the Closing Date, as the case may be, and Buyer agrees to cooperate with Sellers in obtaining, all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts as are required in connection with the consummation of the Transactions; provided, however, that no Contract shall be amended to increase the amount payable thereunder or to otherwise be more burdensome to Buyer after the Closing in order to obtain any such consent, authorization or approval without Buyer’s written consent.
     6.8 Notification of Certain Matters. Between the date hereof and the Closing Date, Sellers shall give prompt notice in writing to Buyer of: (a) the occurrence or failure to occur of any event which occurrence or failure to occur will result, or has a reasonable prospect of resulting, in the failure to satisfy a condition specified in Article III hereof, (b) the failure on Sellers’ part to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder, (c) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the Transactions, and (d) any notice of, or other communication relating to, any breach or violation of or default under or alleged breach or violation of or default under any Material Contract or any right to terminate or suspend or to accelerate the maturity or performance of any obligation under, any Material Contract or event which, with notice or lapse of time or both, would become such a breach, violation or default or give rise to such a right of termination, suspension or acceleration; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not limit or otherwise affect the rights or remedies available hereunder to the party receiving such notice.
     6.9 Further Assurances. From time to time including following the Closing Date, without further consideration, Sellers shall, at their own expense, execute and deliver such documents to Buyer as Buyer may reasonably request in order to effectively execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by Buyer, to confirm and assure the rights and obligations provided for in the Transaction Documents, to consummate the Transactions, and to vest in Buyer title to the Purchased Assets (including, without limitation, assistance in the reduction to possession of any thereof). Without limiting the generality of the foregoing, following the Closing, Sellers agree to execute all documents and perform such acts as are necessary to assign and/or transfer the intellectual property that constitutes a Purchased Asset to Buyer and to enable Buyer to register such assignments and transfers with all applicable local authorities and in accordance with applicable law.
     6.10 Disclosure Supplements.
          (a) From time to time after the date of this Agreement and prior to the Effective Time, Sellers will promptly supplement or amend the schedules referred to in Article IV with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to set forth or described in a schedule or which is necessary to correct any information in a schedule or in any representation and warranty of Sellers that has been made inaccurate thereby. For purposes of determining the accuracy of the representations and warranties of Seller contained in Article IV in order to determine the fulfillment of the conditions set forth in Sections 3.1(a), the schedules delivered by Sellers shall be deemed to include only the information contained therein on the date of this Agreement and shall be deemed to exclude any information contained in any subsequent supplement or amendment thereto.
          (b) Without limiting the generality of the foregoing, Sellers shall, prior to the Closing Date, update Schedule 1.1(b) to include any individual who, at the Closing Date, is actively employed by any Seller working primarily for the Business, including any employee who is on vacation leave or jury duty, or who is on other authorized leave of absence, short-term disability, family or workers’ compensation leave, military service or lay-off with recall rights as of the Closing Date (all such inactive employees shall be deemed to be “Business Employees” effective as of the date they return to active employment in the Business) and to exclude any individual who, at the Closing Date, is on long-term disability and any other inactive or former employee including any individual who is on unauthorized leave of absence or who has terminated his or her employment or retired before the Closing Date. For the avoidance of doubt, all references to “Business Employees” on the Closing Date shall include those listed on Schedule 1.1(b), as updated by Sellers pursuant to this Section 6.10(b).
     6.11 Non-Competition; Non-Solicitation.
          (a) For a period of five (5) years after the Closing (the “Restricted Period”), Ameron will not, and will cause its Subsidiaries not to, engage, directly or indirectly, in any business that competes with the Business or that develops, manufactures or markets high performance coatings, marine coatings, floorings, surfacing systems and product finishes (the “Competing Service”); provided the foregoing shall not prohibit any Person (or its Affiliates) that acquires Ameron from providing the Competing Service, whether by acquisition or otherwise, provided that no such Person (or any Affiliate of such Person) may provide the Competing Service through Sellers or their respective Subsidiaries, including, without limitation, through the use of any intellectual property of Sellers or their respective Subsidiaries or persons employed by any of them at, or anytime during the six (6) month period preceding, the time of such acquisition of any assets or facilities thereof. Notwithstanding any of the foregoing, this Section 6.11 shall not prohibit Sellers or their respective Subsidiaries from (i) collectively owning less than ten percent (10%) of the equity securities or other ownership interests in a Person that provides the Competing Service, (ii) making any acquisition of another Person which is engaged in the Competing Service, if such activity represents less than twenty percent (20%) of such Person’s revenues; provided that a business that develops, manufactures or markets pipe coatings shall not be considered a business that is engaged in a Competing Service for purposes of the foregoing restriction; or (iii) selling coated products manufactured or caused to be manufactured by Ameron, manufacturing, having manufactured or otherwise purchasing coatings for use and production of such coated products manufactured or caused to be manufactured by Ameron.
          (b) For a period of two (2) years after the Closing, neither Sellers nor any of their respective Affiliates shall, directly or indirectly, solicit or induce any Business Employee to leave the employment of Buyer; provided that this covenant shall not be deemed breached if any such employee is responding to general employment solicitation by Sellers or any of their respective Affiliates which is not specifically directed at the Business Employees.
          (c) The term of the covenants contained in Sections 6.11(a) and (b) hereof shall be tolled for the period commencing on the date any successful action is filed for injunctive relief or damages arising out of a breach by Sellers or any of their respective Affiliates of Sections 6.11(a) and (b) hereof and ending upon final adjudication (including appeals) of such action.
          (d) If, in any judicial proceeding, the court shall refuse to enforce the covenants contained in Sections 6.11(a) and (b) hereof because the time limit is too long, it is expressly understood and agreed between the parties hereto that for purposes of such proceeding such time limitation shall be deemed reduced to the extent necessary to permit enforcement of such covenants. If, in any judicial proceeding, the court shall refuse to enforce covenants contained in Sections 6.11(a) and (b) hereof because they are more extensive (whether as to geographic area, scope of business or otherwise) than necessary to protect the business and goodwill of Buyer, it is expressly understood and agreed between the parties hereto that for purposes of such proceeding the geographic area, scope of business or other aspect shall be deemed reduced to the extent necessary to permit enforcement of such covenants.
          (e) Sellers acknowledge that a breach of Sections 6.11(a) and (b) hereof would cause irreparable damage to Buyer, and in the event of Sellers’ or any of their respective Affiliates actual or threatened breach of the provisions of Sections 6.11(a) and (b) hereof, Buyer shall be entitled to a temporary restraining order and an injunction restraining Sellers and their respective Affiliates from breaching such covenants without the necessity of posting bond or proving irreparable harm, such being conclusively admitted by Sellers. Nothing shall be construed as prohibiting Buyer from pursuing any other available remedies for such breach or threatened breach, including the recovery of damages from Sellers.
     6.12 Geldermalsen Separation Plan. Following the Effective Time, Sellers shall take all actions necessary to execute and complete the Geldermalsen Separation Plan in accordance with the terms and within the time periods set forth therein. All costs and expenses necessary to effectuate the Geldermalsen Separation Plan shall be borne by Buyer.

ARTICLE VII
COVENANTS OF BUYER
     Buyer covenants and agrees as follows:
     7.1 Confidentiality. Buyer acknowledges that the information being provided to it by Sellers is subject to the terms of a confidentiality agreement dated October 12, 2005 between Buyer and Sellers (the “Confidentiality Agreement”) and the Access Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement will terminate; provided, however, that Buyer acknowledges that the Confidentiality Agreement will terminate only with respect to information relating solely to the Business; and provided, further, however, that Buyer acknowledges that any and all other information provided to it by Seller or Sellers’ Representatives concerning any Seller shall remain subject to the terms and conditions of the Confidentiality Agreement after the date of the Closing.
     7.2 Waiver of Bulk Sales Law Compliance. Buyer hereby waives compliance by Sellers with the requirements, if any, of Article 6 of the Uniform Commercial Code as in force in any state in which Purchased Assets are located and Laws applicable to bulk sales and transfers, to the extent applicable to the Transactions.
     7.3 Intellectual Property Claims. Notwithstanding anything to the contrary contained herein, if Buyer, through settlement, enforcement of a judgment or otherwise, receives payments that are attributable to damages suffered by Sellers prior to the Closing by reason of infringement, misappropriation or other violation of any Intellectual Property by a third Person, Buyer shall pay over to Sellers seventy-five percent (75%) of the amount of such payment promptly after receipt. If any Seller requests in a writing delivered to Buyer after the Closing that Buyer bring a legal action against a third Person on account of any infringement, misappropriation or other violation of Intellectual Property prior to Closing, and if Buyer does not commence a legal action against such third Person on account of such infringement, misappropriation or other violation within ninety (90) days after such Seller delivers such written request, or if Buyer commences such legal action within such 90-day period, but thereafter does not continue the prosecution of legal action (other than by reason of a settlement), such Seller shall have the exclusive right to commence or continue such legal action, in its own name or in the name of Buyer, and to recover solely for its own account any and all damages suffered by such Seller or any other Seller prior to the Closing by reason of any such infringement, misappropriation or other violation. Buyer agrees to cooperate with such Seller in the event such Seller brings any such legal action, including authorizing such Seller to bring such action in the name of Buyer.
     7.4 Further Assurances. From time to time including following the Closing Date, without further consideration, Buyer will, at its own expense, execute and deliver such documents as Sellers may reasonably request in order to effectively consummate the Transactions and to perfect the assumption by Buyer of the Assumed Liabilities.

ARTICLE VIII
MUTUAL COVENANTS
     Each Seller and Buyer covenant and agree as follows:
     8.1 Antitrust Law Filings; Permits; Novations and Consents.
          (a) Sellers and Buyer will as promptly as practicable make any required filing pursuant to the antitrust laws of any Governmental Authority which may be applicable (the applicable antitrust laws of any Governmental Authority being referred to herein as the “Antitrust Laws”). Sellers and Buyer shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the Antitrust Laws. Sellers and Buyer shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information under the Antitrust Laws, and shall comply promptly with any such inquiry or request. Sellers and Buyer will use all reasonable efforts to obtain any clearance required under the Antitrust Laws for the Transactions. Notwithstanding the foregoing, if any Governmental Authority conditions the grant of any consent or approval which is necessary to lawfully consummate the Transactions under any Antitrust Laws on (i) Buyer agreeing to divest itself of any portion of the Business, or (ii) Buyer agreeing, at its option, to divest itself of any other assets or businesses of Buyer, then in either such case Buyer shall consent to such condition in order to obtain such required consent or approval. The parties agree that all filing fees required for compliance with the Antitrust Laws will be borne one-half by Sellers and one-half by Buyer.
          (b) As promptly as practicable after the date hereof, Buyer and Sellers shall make all other filings with Governmental Authorities, and use all reasonable efforts to obtain all permits, approvals, authorizations and consents of all third parties, required to consummate the Transactions. Buyer and Sellers shall furnish promptly to each other all information that is not otherwise available to the other party and that such party may reasonably request in connection with any such filing. Buyer and Sellers shall use reasonable efforts to obtain such consents to the assignment of the Contracts as may be required; provided, however, that Sellers shall not be required to commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party in order to obtain any such consent.
          (c) In the event that any and all novations, transfer or other agreements, consents, approvals or waivers necessary for the assignments, transfer or novation of any Contract listed on Schedule 4.1(c), or any claim, right or benefit arising thereunder or resulting therefrom, shall not have been obtained prior to the Closing Date, then as of the Closing, this Agreement, to the extent permitted by law, shall constitute full and equitable assignment by Sellers to Buyer of all of Sellers’ right, title and interest in and to, and all of Sellers’ obligations and liabilities under, such Contracts, and Buyer shall be deemed Sellers’ agent for purpose of completing, fulfilling and discharging all of Sellers’ liabilities under any such Contract, but only if and to the extent Buyer obtains the benefits of the Sellers under such Contracts. The parties shall take all necessary steps and actions to provide Buyer with the benefits of such Contracts, and to relieve Sellers of the performance and other obligations thereunder, including entry into subcontracts for the performance thereof; provided, however, that Buyer shall have no obligation to perform under any such Contract pursuant to this Section 8.1(c) if Buyer would incur any obligation, duty, liability or cost which is in excess of or more burdensome than the obligations, duties, liabilities or costs that would have been incurred by Sellers if Sellers were to continue to perform its obligations thereunder, unless Sellers reimburse Buyer for such excess.
          (d) In the event Sellers shall be unable to make the equitable assignment described in Section 8.1(c), or if such attempted assignment would give rise to any right of termination, or would otherwise adversely affect the rights of Sellers or Buyer under such Contract, or would not assign all Seller’s rights thereunder at the Closing, Sellers and Buyer shall continue to cooperate and use all reasonable efforts to provide Buyer with all such rights. To the extent that any such consents and waivers are not obtained, or until the impediments to such assignment are resolved, Sellers shall use all reasonable efforts (without the expenditure, in the aggregate, of any material sum) to (i) provide to Buyer, at the request of Buyer, the benefits of any such Contract to the extent related to the Business, (ii) cooperate in any lawful arrangement designed to provide such benefits to Buyer; (iii) enforce, at the request of and for the account of Buyer, any rights of Sellers arising from any such Contract against any third Person (including any Governmental Authority), including the right to elect to terminate in accordance with the terms thereof upon the advice of Buyer; and (iv) in the case of the Minority Shares, to vote such shares as instructed by Buyer. To the extent that Buyer is provided the benefits of any Contract referred to in this Section 8.1(d) (whether from Seller or otherwise), Buyer shall perform, to the extent permitted by applicable Law and each of the parties to such Contract, at the direction of Sellers and for the benefit of any third Person (including any Governmental Authority) the obligations of Sellers thereunder or in connection therewith, and Buyer agrees to pay, perform and discharge, and indemnify Sellers pursuant to Section 10.2(f) against and hold Sellers harmless from, all obligations and liabilities of Sellers relating to such performance or failure to perform (the “Equitable Assignment Obligations”).
     8.2 Reasonable Efforts. Subject to the terms and conditions of this Agreement (including the limitations set forth in Section 8.1), each party will use all reasonable efforts to cause the Closing to occur. Each of Sellers and Buyer will promptly notify the other promptly after learning of the occurrence of any event or circumstance which would reasonably be expected to cause any condition to Closing not to be satisfied or be delayed.
     8.3 Publicity. Sellers and Buyer agree that, from the date hereof through the Closing Date, no public release or announcement concerning the Transactions shall be issued without the prior consent of each party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by any Law or the rules of any stock exchange on which such party’s securities (or its Affiliates’ securities) are listed, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, Sellers shall provide Buyer access to, and facilitate meetings with, the employees of the Business for the purposes of making announcements concerning, and preparing for the consummation of, the Transactions.

     8.4 VAT and GST. Sellers and Buyer agree to cooperate in minimizing any value added and/or goods and services tax that may be due at the time of Closing, including, but not limited to, cooperation in securing any available VAT and GST exemptions; provided, however, that Sellers shall not be obligated to make any expenditures in order to comply with this Section 8.4.
     8.5 Cooperation After Closing. Buyer and Sellers shall cooperate with each other and shall cause their respective Representatives to cooperate with each other after the Closing to ensure the orderly transition of the Business to Buyer and to minimize any disruption to the respective businesses of Sellers or the Business that might result from the Transactions. Neither party shall be required by this Section 8.5 to take any action that would unreasonably interfere with the conduct of its business.
     8.6 Records. On the Closing Date, Sellers shall deliver or cause to be delivered to Buyer all Records and all other materials that would be Records if located at a Business Property which are material to and used primarily in the Business (to the extent not then in the possession of the Business), except any Records relating to Excluded Liabilities (including, without limitation, to Sellers’ Tax liability or to any litigation or claim not assumed by Buyer hereunder). After the Closing, upon reasonable written notice and at Buyer’s sole expense, Sellers agree to furnish or cause to be furnished to Buyer and its Representatives (including its auditors), access at reasonable times and during normal business hours to such information relating to the Business in such Sellers’ possession as is reasonably necessary for financial reporting, accounting and tax matters, and will permit Buyer or such Representatives to make abstracts from, or copies of, any of such information, or to obtain temporary possession of any thereof as may be reasonably required by Buyer at Buyer’s sole cost and expense; provided, however, that such access does not unreasonably disrupt the normal operations of such Seller. For a period of seven (7) years following the Closing, Sellers will retain all of such information relating to the Business.
     8.7 Access to Former Business Records and Employees. For a period of the later of (a) ten (10) years following the Closing and (b) the final non-appealable judgment or settlement of the later of (i) the Sable Lawsuit, (ii) the Dominion Lawsuit, (iii) any lawsuit involving any Seller relating to the Business or (iv) any lawsuits related to the Purchased Assets, Buyer will retain all Records. During such period, upon reasonable written notice and at Sellers’ sole expense Buyer will afford authorized Representatives of Ameron (including its auditors) access to such Records in Buyer’s possession at reasonable times and during normal business hours at the principal business office of the Business, or at such other location or locations at which such Records may be stored or maintained from time to time, and will permit such Representatives to make abstracts from, or copies of, any of such Records, or to obtain temporary possession of any thereof as may be reasonably required by Sellers at such Sellers’ sole cost and expense; provided, however, that such access does not unreasonably disrupt the normal operations of Buyer. During such period, Buyer will, at Sellers’ expense (limited, however, to Buyer’s reasonable out-of-pocket expenditures without regard to any employee cost or other overhead expenses), cooperate with Seller in furnishing information, evidence, testimony, and other reasonable assistance, including, without limitation, making its employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, in connection with any action, proceeding, Tax audit, or investigation to which such Seller or any of its Affiliates is subject relating to the business of the Business prior to the Closing. Notwithstanding the foregoing, while the existence of an adversarial proceeding between the parties will not abrogate or suspend the provisions of this Section 8.7, as to Records or information directly pertinent to such dispute, the parties may not utilize this Section 8.7 but rather, absent agreement, must utilize the available rules of discovery.
     8.8 Use of Trademark and Trade Names. Notwithstanding anything to the contrary in this Agreement, Buyer may continue to use the trademarks and trade names of Sellers, including the name “Ameron,” only to the extent provided for in the Trademark License Agreement and the Domain Name Agreement.
ARTICLE IX
EMPLOYEE BENEFIT MATTERS
     9.1 Offer of Employment. At the Closing Date Buyer shall offer employment to each Business Employee listed on Schedule 1.1(b), as updated in accordance with Section 6.10(b). All such Business Employees who become employed by Buyer on or following the Closing Date are referred to herein as “Transferred Employees.” Sellers agree to provide to Buyer, in a complete, diligent and timely manner, all relevant information as Buyer may reasonably request with respect to compensation, service, and other information relating to the employment of the Transferred Employees.
     9.2 Participation in Seller Plans. Except as provided herein, as of the Closing Date, Transferred Employees and their beneficiaries and dependents shall cease to participate in all Seller Plans. Except as provided herein, Buyer shall not assume sponsorship, maintenance or administration of any Seller Plan or receive or assume any assets or liabilities in connection with any such plan.
     9.3 Salary, Benefits and Participation in Buyer Plans. Following the Closing Date, each Transferred Employee who is not a member of a collective bargaining unit or is not covered by a collective bargaining agreement will be provided with the same salary or hourly wage rate as in effect immediately prior to the Closing Date, and with employee benefits which are comparable in the aggregate to those provided to similarly situated employees of Buyer, provided, however, that any such Transferred Employee residing in the United Kingdom or Australia shall be provided with employee benefits which (a) are comparable in the aggregate to either (i) those provided to similarly situated employees of Buyer or (ii) those employee benefits that such Transferred Employee enjoys immediately prior to the Closing with Ameron, and (b) fully comply with the applicable Law in such respective country. Following the Closing Date, each Transferred Employee who is a member of a collective bargaining unit or is covered by a collective bargaining agreement will, at the minimum, be provided with the same salary or hourly wage rate as in effect immediately prior to the Closing Date, and with employee benefits which are comparable in the aggregate to those provided to similarly situated employees of Buyer, provided, however, that any such Transferred Employee residing in the United Kingdom or Australia shall be provided with employee benefits which (a) are comparable in the aggregate to either (i) those provided to similarly situated employees of Buyer or (ii) those employee benefits that such Transferred Employee enjoys immediately prior to the Closing with Ameron, and (b) fully comply with the applicable Law in such respective country. In connection therewith, Buyer and its Affiliates and successors shall provide credit under Buyer’s plans to Transferred Employees for their service with Sellers and their predecessors and Affiliates for all purposes other than benefit accrual under Buyer’s pension plans; provided that Buyer shall not be obligated to provide credit for severance benefits which would result in the Transferred Employees receiving severance benefits that are greater than those severance benefits that would have otherwise been provided under the existing terms of Sellers’ severance plans as of the Closing. For purposes of such Buyer plans, Buyer shall recognize all amounts applied to deductibles, co-payments and out of pocket maximums with respect to Transferred Employees under the Seller Plans during the plan year in which the Closing Date occurs, and will not impose any limitations on coverage for pre-existing conditions. Subject to compliance with applicable Law, Seller will provide the Buyer with amounts for each participant as soon as reasonably available after Closing, and, will provide monthly updates for three months after the Closing.
     9.4 Assumption of Union Agreements. Effective as of the Closing Date, Buyer shall assume the collective bargaining agreements disclosed on Schedule 9.4. Promptly after the date hereof, Sellers shall advise each union which is a party to such collective bargaining agreements of such proposed assumption.
     9.5 Disposition of Ameron 401(k) Retirement and Savings Plan. All U.S. Transferred Employees with account balances under the Ameron 401(k) Retirement and Savings Plan (the “Ameron Plan”) shall be entitled to either (i) an immediate distribution of their account balances in accordance with the terms of such plan, or (ii) maintain such amounts in the Ameron Plan in accordance with its terms. Buyer shall cause one or more defined contribution plans established or designated by Buyer (each, a “Buyer Savings Plan”) each of which is designed and intended to qualify under Code Section 401(a) to accept a direct or indirect rollover of all or any portion of a distribution (within the meaning of Section 401(a)(31) of the Code including, in the case of a direct rollover, any promissory note included in such distribution), provided the Employee’s total vested account balance is transferred to the Buyer’s Plan. Buyer shall provide to Sellers a copy of the most recent determination letter issued by the Internal Revenue Service with respect to each Buyer Savings Plan.
     9.6 Welfare Plans.
          (a) Sellers shall be responsible in accordance with their applicable Employee Benefit Plans in effect prior to the Closing Date for all welfare benefit claims for expenses incurred prior to the Closing Date by Business Employees, Former Business Employees and their dependents. Reimbursement of said employees and their dependents for welfare benefit expenses associated with such claims (including claims submitted on behalf of disabled employees and their dependents) shall be determined in accordance with the terms of Sellers’ Employee Benefit Plans and Employee Benefit Arrangements as in effect immediately prior to the Closing Date. Sellers shall terminate coverage of Transferred Employees and their dependents effective for claims for expenses incurred on and after the Closing Date. Effective as of the Closing Date, Buyer shall be responsible in accordance with its applicable welfare plans in effect on and after the Closing Date for all medical and similar claims for expenses incurred on and after the Closing Date by Transferred Employees and their dependents. Buyer shall take all steps necessary such that each of the applicable employee benefit plans of Buyer that provide for medical and similar benefits constitutes “another group health plan” for purposes of Treas. Reg. § 54.4980B-7 Q&A 2. For purposes of this Agreement, a claim for medical and similar benefits will be deemed to have been incurred on the date on which the related medical service or material was rendered to or received by the individual claiming such benefit.
          (b) Effective as of the Closing Date, Buyer shall be responsible for any long-term and short term disability income benefits payable in respect of claims asserted on or after the Closing Date for Transferred Employees who become disabled on or after the Closing Date under Buyer’s applicable Employee Benefit Plans. Sellers shall be responsible for all long-term and short-term disability income benefits payable in respect of claims asserted by Transferred Employees who become disabled before the Closing Date, including continuation of any Seller welfare and pension benefits, and any other applicable benefits made available to actively employed employees of Sellers employed after the Closing Date.
          (c) Effective as of the Closing Date, Buyer shall be responsible for any life insurance claims of Transferred Employees and their dependents for losses incurred by such employees or dependents on and after the Closing Date under any group life, travel and accident, and accidental death and dismemberment insurance policies under Buyer’s applicable Employee Benefit Plans. Sellers shall be solely responsible for claims for such losses incurred prior to the Closing Date. For purposes of this Agreement, a claim will be deemed to have been incurred upon the occurrence of the event giving rise to such claim.
          (d) Effective as of the Closing Date, Buyer shall have established a cafeteria plan (or designate an existing plan) subject to Code Section 125 with features which are comparable to those contained in Seller’s cafeteria plan applicable to Transferred Employees immediately prior to the Closing Date. Effective as of the Closing Date, Buyer shall, pursuant to such Buyer cafeteria plan, assume responsibility for administering all benefit or reimbursement claims of Transferred Employees in respect to calendar year 2006, whether arising before, on or after the Closing Date, under the cafeteria plan applicable to such individuals at such time. Seller shall cause to be transferred to Buyer an amount in cash equal to the sum of all contributions to the various reimbursement accounts under Seller’s cafeteria plan prior to the Closing Date, reduced by the sum of all claims paid with respect to such accounts prior to the Closing Date (regardless of whether the amount paid to any participant exceeded such participant’s reimbursement account balance), and by any amount accrued as a liability in respect of such plan on the Closing Balance Sheet. In the event that the sum of all claims paid with respect to the various reimbursement accounts under Seller’s cafeteria plan prior to the Closing Date, plus any amount accrued as a liability in respect of such plan on the Closing Balance Sheet exceeds the sum of all contributions to such accounts prior to the Closing Date, Buyer shall cause to be transferred to Seller an amount in cash equal to the amount of such excess.
          (e) Effective on and after the Closing Date, Sellers shall maintain one or more group health plans through which Sellers will provide continued group health coverage to the extent required by Section 4980B of the Code and Sections 601 through 608 of ERISA and the regulations thereunder with respect to individuals who lost coverage under the Sellers’ group health plans prior to the Closing Date or who, other than Business Employees, as a result of the transactions contemplated by this Agreement, lose coverage under the Sellers’ group health plans on the Closing Date. Such coverage shall be provided in such manner and for such time as may be necessary for Buyer to avoid liability for such coverage of such individuals under Section 4980B of the Code, including Treasury Regulation Section 54.4980B-9 and Sections 601 through 608 of ERISA.
     9.7 Severance. It is the understanding of Buyer and Sellers that the Transactions shall not constitute a severance or termination of employment for purposes of the Sellers’ severance policy.
     9.8 Vacation and Sick Pay. Buyer shall assume responsibility for accrued vacation and sick pay attributable to Transferred Employees as of the Closing Date, to the extent such amounts should be accrued as a liability on the Closing Balance Sheet pursuant to the Accounting Principles.
     9.9 Foreign Plans. Notwithstanding any other provision hereof, Buyer shall to the maximum extent permitted by the law of the applicable jurisdiction not assume any liabilities under a Seller Plan maintained for any Business Employees in foreign jurisdictions.
     9.10 Consultation, Notice and Approval Requirements.
          (a) Buyer and Sellers shall consult with Transferred Employees and unions to comply with all consultation, notice and approval requirements applicable in the jurisdiction of each Seller, including, but not limited to, the Employment Relations Act 2000 in New Zealand, the Transfer of Undertakings (Protection of Employment) Regulations 2006 in the United Kingdom, and works council matters in The Netherlands.
          (b) The Agreement has been signed under the condition that the following conditions shall have been fulfilled on, or prior to, the Closing Date: all advice requests, notices and consultations which have to be made, filed or held by virtue of any laws and public regulations (including but not limited to the Work’s Council Statute, the so-called Merger Code of the Social Economic Council and any binding union contract) will have been made, filed and held and no constraints by virtue thereof exist at the Closing Date. The parties explicitly establish that nothing in this Agreement in any way affects the freedom of decision which they have to maintain under the said laws and regulations prior to the completion of these requests, notices and consultations.
          (c) Buyer further agrees to use its reasonable best efforts to enter into a mutually agreeable collective employment agreement with the union representing the Transferred Employees in New Zealand.

ARTICLE X
INDEMNIFICATION
     10.1 Indemnification by Seller. Subject to the terms and conditions of this Article X, Sellers, jointly and severally, shall indemnify and defend Buyer and each of its Affiliates, officers, directors, employees and agents against, and hold them harmless from, any Loss suffered or incurred by any such Indemnified Person to the extent arising from (a) if the Closing occurs, any breach of any representation or warranty of Sellers contained in this Agreement or any of the other Transaction Documents which survives the Closing or in any certificate, instrument or other document delivered pursuant hereto or thereto, (b) any nonperformance or breach of any covenant of Sellers contained in this Agreement or any of the other Transaction Documents, (c) if the Closing occurs, the existence of, or the failure of Sellers to pay, perform and discharge when due, any of the Excluded Liabilities (including, without limitation, any Losses as a result of the failure of Sellers to comply with any Bulk Sales Laws referred to in Section 7.2) or (d) if the Closing occurs, those product liability claims relating to a product that was sold by any of the Sellers to any third party prior to the Closing Date (“Product Liability Claim”) which individually results in actual Losses (the amount of such Losses for each such Product Liability Claim, the “Shared Cost Product Liability Amount”) (excluding, for the purposes of this Section 10.1(d), any Losses related to out-of-pocket expenses, reasonable attorneys’, experts’ and accountants’ fees and other disbursements and costs of investigation or defense) in excess of Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Shared Cost Product Liability Threshold Amount”); provided, however, that (i) Sellers shall have no liability under Section 10.1(a) unless the aggregate of all Losses relating thereto for which Seller would, but for this proviso, be liable exceeds Five Hundred Thousand Dollars ($500,000) (and then from the first dollar such liability), (ii) Sellers’ aggregate liability under Section 10.1(a) shall in no event exceed Twelve Million Dollars ($12,000,000) and (iii) Sellers shall only be liable under Section 10.1(d) for, and shall make payments to Buyer with respect to (A) half of the first Eight Million Dollars ($8,000,000) of any individual Shared Cost Product Liability Amount and (B) all amounts in excess of the first Eight Million Dollars ($8,000,000) of any individual Shared Cost Product Liability Amount, which such amounts for the purposes of this clause (iii) shall include out-of-pocket expenses, reasonable attorneys’, experts’ and accountants’ fees and other disbursements and costs of investigation or defense. Notwithstanding anything to the contrary in this Agreement, Sellers shall not be liable for any Taxes related to the Acquired Properties as a result of the breach of any representation or warranty contained in Section 4.5 to the extent that such Taxes are for any period after the Closing Date.
     10.2 Indemnification by Buyer. Subject to the terms and conditions of this Article X, Buyer shall indemnify and defend Sellers and each of its Affiliates, officers, directors, employees and agents against, and hold them harmless from, any Loss suffered or incurred by any such Indemnified Person to the extent arising from (a) if the Closing occurs, any breach of any representation or warranty of Buyer contained in this Agreement which survives the Closing or in any certificate, instrument or other document delivered pursuant hereto, (b) any nonperformance or breach of any covenant of Buyer contained in this Agreement or any of the other Transaction Documents requiring performance after the Closing Date, (c) if the Closing occurs, the existence of, or the failure of Buyer to pay, perform and discharge when due, any of the Assumed Liabilities, (d) if the Closing occurs, any claim for severance or similar benefits made or brought by any Transferred Employees, (e) if the Closing occurs, ownership and operation by Buyer of the Business and the Purchased Assets after the Closing, (f) if the Closing occurs, the Equitable Assignment Obligations and (g) if the Closing occurs, Amendment No. 1 to the Agreement; provided, however, that Buyer shall have no liability under Section 10.2(a) unless the aggregate of all Losses relating thereto for which Buyer would, but for this proviso, be liable exceeds on a cumulative basis Five Hundred Thousand Dollars ($500,000) (and then from the first dollar such liability).
     10.3 Losses Net of Insurance and Tax Benefit, Etc.
          (a) The amount of any Loss for which indemnification is provided under this Article X shall be net of (i) any amounts actually recovered by the Indemnified Person or its Affiliates (or, solely with respect to Section 10.1(d) hereof, the Indemnifying Person) under insurance policies with respect to such Loss and of any related reserve in respect thereof reflected on the final Closing Balance Sheet and (ii) any Tax benefit available to the Indemnified Person or its Affiliates arising in connection with the accrual, incurrence or payment of any such Loss (including, without limitation, the net present value of any Tax benefit arising in subsequent taxable years). Similarly, if the Indemnified Person incurs any tax obligation as a consequence of an indemnification payment, the payment will be grossed up so that the Indemnified Person receives as part of the indemnification amount, a sufficient amount to avoid the tax consequence.
          (b) Notwithstanding anything to the contrary elsewhere in this Agreement, no Indemnifying Person shall, in any event, be liable to the other party for any consequential damages, including, but not limited to, loss of revenue or income, cost of capital, diminution in value, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement. Each party agrees that it will not seek punitive damages as to any matter under, relating to or arising out of the Transactions.
          (c) Except as expressly set forth in Section 12.5 as to equitable remedies, the parties hereto agree that the indemnification provisions of this Article X are intended to provide the exclusive remedy as to all Losses the parties may incur arising from or relating to the Transactions, and each party hereby waives any other rights or remedies, and releases any claims, to the extent they may do so, that may arise under any applicable statute, rule or regulation.
     10.4 Termination of Indemnification. The obligations to indemnify and hold harmless a party hereto, pursuant to Sections 10.1(a) and 10.2(a), shall terminate when the applicable representation or warranty terminates pursuant to Section 10.6; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the Indemnifying Person.

     10.5 Procedures Relating to Indemnification.
          (a) In order for an Indemnified Person to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand, including without limitation a Product Liability Claim, made by any Person against the Indemnified Person (a “Third-Party Claim”), such Indemnified Person must notify the Indemnifying Person in writing, and in reasonable detail, of the Third-Party Claim within ten (10) Business Days after receipt by such Indemnified Person of written notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Person shall have been actually prejudiced as a result of such failure (except that the Indemnifying Person shall not be liable for any Losses incurred during the period in which the Indemnified Person failed to give such notice). Thereafter, the Indemnified Person shall deliver to the Indemnifying Person, within five (5) Business Days after the Indemnified Person’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Person relating to the Third-Party Claim.
          (b) Subject to Section 10.5(c) which governs Product Liability Claims, if a Third-Party Claim is made against an Indemnified Person, the Indemnifying Person will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Person and reasonably satisfactory to the Indemnified Person. Should the Indemnifying Person so elect to assume the defense of a Third-Party Claim, the Indemnifying Person will not be liable to the Indemnified Person for legal fees and expenses subsequently incurred by the Indemnified Person in connection with the defense thereof. If the Indemnifying Person assumes such defense, the Indemnified Person shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person, it being understood that the Indemnifying Person shall control such defense. The Indemnifying Person shall be liable for the fees and expenses of counsel employed by the Indemnified Person for any period during which the Indemnifying Person has not assumed the defense thereof (other than during any period in which the Indemnified Person shall have failed to give notice of the Third-Party Claim as provided above). If the Indemnifying Person chooses to defend or prosecute any Third-Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Person’s request) the provision to the Indemnifying Person of records and information which are reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding anything to the contrary contained in this Section 10.5(b), in the event a Third-Party Claim is made against an Indemnified Person as to which such Indemnified Person is entitled to seek indemnification hereunder and (i) such Indemnified Person reasonably concludes that the Indemnifying Person lacks the financial and personnel resources to vigorously defend such Indemnified Person, or that the Indemnifying Person is not diligently defending such Indemnified Person, (ii) if there is a reasonable probability that a Third-Party Claim may materially and adversely affect an Indemnified Person other than as a result of money damages or money payments or (iii) the Indemnified Party determines in its reasonable judgment that a conflict of interest makes separate representation by the Indemnified Party’s own counsel advisable, then in each such case the Indemnified Person may elect to retain and control the defense of such Third-Party Claim with counsel selected by such Indemnified Party and reasonably satisfactory to the Indemnifying Party and will be entitled to be reimbursed by the Indemnifying Person for its Losses incurred in such defense, such expenditures to be reimbursed promptly after submission of invoices therefor. Whether or not the Indemnifying Person shall have assumed the defense of a Third-Party Claim, the Indemnified Person shall not admit any Liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Person’s prior written consent (which consent shall not be unreasonably withheld or delayed). No Indemnifying Party shall settle or compromise any Third-Party Claim in which any relief other than the payment of money damages is sought against the Indemnified Party unless the Indemnified Party consents in writing to such settlement or compromise.
          (c) Notwithstanding the foregoing, with respect to a Product Liability Claim seeking damages in excess of Eleven Million Dollars ($11,000,000), Sellers shall have the right to assume the defense thereof, and with respect to a Product Liability Claim seeking less than Eleven Million Dollars ($11,000,000) in damages, Buyer shall have the right to assume the defense thereof. The party not assuming the defense of a Product Liability Claim pursuant to this Section 10.5(c) (the “Non-Assuming Party”) shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the party assuming the defense pursuant to this Section 10.5(c) (the “Assuming Party”), it being understood that the Assuming Party shall control such defense. The Assuming Party shall be liable for the fees and expenses of counsel employed by the Non-Assuming Party for any period during which the Assuming Party has not assumed the defense thereof (other than during any period in which the Non-Assuming Party shall have failed to give notice of the Third-Party Claim as provided in Section 10.5(a)). All the parties hereto shall cooperate in the defense or prosecution of any Product Liability Claim. Such cooperation shall include the retention and (upon the Assuming Party’s request) the provision to the Assuming Party of records and information which are reasonably relevant to such Product Liability Claim, and making employees available on a mutually convenient basis to provide testimony, additional information and explanation of any material provided hereunder. In the event Sellers assume the defense of a Product Liability Claim in accordance with this Section 10.5(c) and the actual Losses ultimately incurred with respect to such Product Liability Claim do not equal or exceed the Shared Cost Product Liability Threshold Amount, then Sellers shall be entitled to be reimbursed by Buyer for their out-of-pocket expenses, reasonable attorneys’, experts’ and accountants’ fees and other disbursements and costs of investigation or defense thereof, such expenditures to be reimbursed promptly after submission of invoices therefore. Neither Seller nor Buyer shall admit any Liability with respect to, or settle, compromise or discharge, such Product Liability Claim without the prior written consent of such other party (which consent shall not be unreasonably withheld or delayed).
     10.6 Survival of Representations and Agreements. The representations and warranties made by Sellers in Sections 4.5 (Taxes), 4.6 (as to the first sentence only) (Title), 4.17 (Effect of Transfer) and 4.25 (Brokers) of this Agreement and the representation and warranty made by Buyer in Section 5.3 (Brokers) of this Agreement shall survive the Closing until the expiration of the statute of limitations period applicable to claims that may be asserted against Buyer or the Purchased Assets or, in the case of Section 5.3, against any Seller, in respect of the matters covered thereby; the representations and warranties made by Sellers in Section 4.12 (Environmental) and Section 4.14 (Compliance With Law; Permits) shall survive the Closing for a period of five (5) years from the Closing Date; all other representations and warranties made by Sellers or Buyer shall survive the Closing for a period of two (2) years from the Closing Date, in each case regardless of any investigation that may have been made or may be made at any time by or on behalf of Buyer or Sellers. The covenant and agreement of Sellers to indemnify Buyer for Product Liability Claims pursuant to Section 10.1(d) hereof shall only survive the Closing for a period of the earlier of (i) three (3) years from the date on which any equipment or other item coated with Product that was sold by Sellers prior to the Closing Date is put into service or (ii) four (4) years from the Closing Date. The other covenants and agreements of each party contained in this Agreement (including this Article X) and in each of the Ancillary Agreements shall survive for the periods specified therein, and if not specified, indefinitely.
ARTICLE XI
TAX MATTERS
     11.1 Liability and Indemnification for Certain Taxes. All Taxes and similar ad valorem and similar Tax obligations levied with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date applicable to the Purchased Assets shall be apportioned between Sellers and Buyer as of the Closing Date based on the number of days of such taxable period included in the period through and including the Closing Date (“Pre-Closing Tax Period”) and the number of days of such taxable period included in the period commencing on the day after the Closing Date (“Post-Closing Tax Period”). Sellers shall be liable to Buyer for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable to Sellers for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. Buyer and Sellers each covenant to timely file such Tax Returns as either may be required to file with respect to such Taxes, and within a reasonable period, Sellers and Buyer shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 11.1, together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other party within ten (10) days after delivery of such statement. Any payment required under this Section 11.1 and not made within ten (10) days after delivery of the statement shall bear interest at the rate per annum determined, from time to time, under the provisions of Section 6621(a)(2) of the Code for each day until paid.
     11.2 Purchase Price Allocation.
          (a) As soon as practicable after the date hereof and prior to the Closing Date, Sellers shall provide Buyer with a statement containing an allocation (the “Purchase Price Allocation”) of the total consideration paid by Buyer to Sellers in exchange for the Purchased Assets (including all consideration attributable to the portion of the Assumed Liabilities which are treated as Purchase Price for tax purposes) to the Purchased Assets in accordance with the applicable provisions of Section 1060 of the Code and the U.S. Treasury regulations promulgated thereunder and any applicable comparable provisions of state, local and foreign tax law. The Purchase Price Allocation shall be subject to the approval of Buyer, not to be unreasonably withheld or delayed, and the parties shall negotiate in good faith any dispute regarding the Purchase Price Allocation. The Purchase Price Allocation made pursuant to this Section 11.2(a) shall be binding on Buyer and Sellers for all Tax reporting purposes. To the extent required, each party agrees to timely file an IRS Form 8594 reflecting the Purchase Price Allocation for the taxable year that includes the Closing Date and to make any timely filing required by applicable foreign, state or local laws.
          (b) Any indemnification payment treated as an adjustment to the Purchase Price or any payment under Section 2.6 of this Agreement shall be reflected as an adjustment to the price allocated to a specific Purchased Asset, if any, giving rise to the adjustment. If any such adjustment does not relate to a specific Purchased Asset, such adjustment shall be allocated among the Purchased Assets in accordance with the Purchase Price Allocation method provided in Section 11.2(a).
          (c) Each party hereto shall adopt and utilize the Purchase Price Allocation for purposes of all Tax Returns filed by them and shall not voluntarily take any position inconsistent with the foregoing in connection with any examination of any Tax Return, any refund claim, any litigation proceeding or otherwise, except that Buyer’s cost for the Purchased Assets may differ from the amount so allocated to the extent necessary to reflect Buyer’s capitalized acquisition costs other than the amount realized by Sellers. In the event that the Purchase Price Allocation is disputed by any taxing authority, the party receiving notice of the dispute shall promptly notify the other parties hereto of such dispute and the parties hereto shall cooperate in good faith in responding to such dispute in order to preserve the effectiveness of the Purchase Price Allocation.
     11.3 Transfer Taxes. Buyer and Sellers shall cooperate in preparing, executing and filing use, sales, real estate, transfer and similar Tax returns relating to the purchase and sale of the Purchased Assets and shall further cooperate in minimizing any such transfer Taxes. Buyer shall bear seventy percent (70%) of such transfer Taxes, including any penalties, interest and additives to tax, incurred in connection with the purchase and sale of the Purchased Assets, and Sellers shall bear thirty percent (30%) of such transfer Taxes, including any penalties, interest and additives to tax, incurred in connection with the purchase and sale of the Purchased Assets; provided, however, Sellers’ Liability under this Section 11.3 shall not exceed One Hundred Thousand Dollars ($100,000). Buyer shall reimburse each Seller for any transfer Taxes paid by such Seller beyond Sellers’ obligation within five (5) days of such Seller’s written request.
ARTICLE XII
GENERAL PROVISIONS
     12.1 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party which shall not be unreasonably withheld; provided, however, that Buyer may assign its right to purchase the Purchased Assets hereunder to any one or more Affiliates of Buyer without the prior written consent of Sellers; provided further, however, that no assignment shall limit or affect Buyer’s obligations hereunder.
     12.2 No Third-Party Beneficiaries. Except as provided in Article X as to Indemnified Persons, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person or entity, other than the parties hereto and such assigns, any legal or equitable rights hereunder.
     12.3 Termination.
          (a) Anything contained herein to the contrary notwithstanding, this Agreement may be terminated and the Transactions abandoned at any time prior to the Closing Date:
               (i) by mutual written consent of Sellers and Buyer;
               (ii) by Sellers (A) if Sellers shall have discovered any material error, misstatement or omission in any of the representations and warranties of Buyer contained in this Agreement or Buyer shall have otherwise breached in any material respect any such representation or warranty, or (B) if any of the conditions set forth in Section 3.1 shall have become incapable of fulfillment, and shall not have been waived by Sellers;
               (iii) by Buyer (A) if Buyer shall have discovered any material error, misstatement or omission in any of the representations or warranties of Sellers contained in this Agreement or any Seller shall have otherwise breached in any material respect any such representation or warranty except where such material error, misstatement, omission or breach would not have a Material Adverse Effect, or (B) if any of the conditions set forth in Section 3.2 shall have become incapable of fulfillment, and shall not have been waived by Buyer; or
               (iv) by either party hereto, if the Closing does not occur on or prior to October 31, 2006; provided, however, that the party exercising its right to so terminate this Agreement pursuant to this Section 12.3(a)(iv) shall not have been responsible for such failure for the Closing to occur through a material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.
          (b) In the event of termination by Sellers or Buyer pursuant to this Section 12.3, written notice thereof shall forthwith be given to the other party and the Transactions shall be terminated, without further action by either party. If the Transactions are terminated as provided herein:
               (i) Buyer shall return all documents and copies and other material received from Sellers relating to the Transactions, whether so obtained before or after the execution hereof, to Sellers; and

               (ii) all confidential information received by Buyer with respect to the Business and Sellers shall be treated in accordance with the Confidentiality Agreement which shall remain in full force and effect notwithstanding the termination of this Agreement.
          (c) If this Agreement is terminated and the Transactions are abandoned as described in this Section 12.3, this Agreement shall become void and of no further force and effect, except for the provisions of (i) Sections 4.25 and 5.3 relating to finder’s fees and broker’s fees, (ii) Section 7.1 relating to the obligation of Buyer to keep confidential certain information and data obtained by it, (iii) Section 8.3 relating to publicity, (iv) Section 12.4 relating to certain expenses, (v) Section 12.11 relating to choice of law and (vi) this Section 12.3. Nothing in this Section 12.3 shall be deemed to release either party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of either party to compel specific performance by the other party of its obligations under this Agreement.
          (d) In the event that this Agreement is terminated by Sellers pursuant to Section 12.3(a)(ii)(A) or by either party pursuant to Section 12.3(a)(iv), Buyer shall promptly (i) pay to Sellers a termination fee in the amount equal to Seven Million, Five Hundred Thousand Dollars ($7,500,000) (the “Termination Fee”) concurrently with the termination of this Agreement and (ii) reimburse Sellers for all reasonable costs, fees and expenses incurred by or on behalf of Sellers in connection with this Agreement, the Transactions and the consummation of all other transactions contemplated by this Agreement (including fees payable to legal counsel, brokers, finders, financial and other service providers) (the “Expense Reimbursement”) upon submission of one or more statements therefore, accompanied by reasonable supporting documentation. The Termination Fee and the Expense Reimbursement shall be payable in immediately available funds and, if not timely paid as provided in this Section 12.3(d), shall bear interest until the date of such payment at a rate of ten percent (10%) per annum.
     12.4 Expenses. Whether or not the Transactions are consummated, and except as otherwise provided in Sections 2.6(c), 6.4, 6.12, 7.4, 8.6, 8.7, 11.3 or 12.3 or elsewhere in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the Transactions (including the fees, costs and expenses incurred by Sellers and its Representatives in preparing the Closing Balance Sheet) shall be paid by the party incurring such fees, costs or expenses.
     12.5 Equitable Relief. The parties hereto agree that in the event of either party’s breach of its obligations to consummate the Transactions, damages may prove insufficient and the non-breaching party should be entitled to the remedy of specific performance.
     12.6 Amendments. No amendment to this Agreement shall be effective unless it shall be in writing which writing makes specific reference to this Agreement and which is signed by the parties hereto.
     12.7 Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent telecopy (which is confirmed), or sent, postage prepaid, by registered, certified (return receipt requested) or express mail, or reputable overnight courier service (providing proof of delivery) and shall be deemed given when so delivered by hand, or telecopied, or if mailed, three (3) days after mailing (one (1) business day in the case of express mail or overnight courier service), to the parties at the following addresses (or at such other address for a party specified by like notice, provided that notice of a change of address shall be effective only upon receipt thereof):

(i)	if to Buyer, to:

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272
	Attention:	General Counsel
	Telephone:	(412) 434-2911
	Telecopier:	(412) 434-2134

(ii)	if to Sellers, to:

Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-2894
	Attention:	Javier Solis
	Telephone:	626-683-4000
	Telecopier:	626-683-4050

with a copy to:

Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071
	Attention:	Jeffrey A. Le Sage, Esq.
	Telephone:	(213) 229-7504
	Telecopier:	(213) 229-6504
     12.8 Interpretation; Exhibits and Schedules. The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Information set forth in each Schedule specifically refers to the article and section of this Agreement to which such information is responsive, and such information shall not be deemed to have been disclosed with respect to any statement in any article and section that is not qualified by reference to the pertinent Schedule with respect to any other article or section of this Agreement or for any other purpose. The Schedules shall not vary, change or alter the language of the representations and warranties contained in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit, but not otherwise defined therein, shall have the meaning as defined in this Agreement.

     12.9 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.
     12.10 Severability. Any provision of this Agreement which, after the Closing, is held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provisions of this Agreement invalid, illegal or unenforceable in any other jurisdiction; provided, that if any provision hereof or the application thereof shall be, after the Closing, so held to be invalid, void or unenforceable by a court of competent jurisdiction, then such court may substitute therefor a suitable and equitable provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid, void or unenforceable provision and, if such court shall fail to decline to do so, the parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision. If for any reason any term or provision containing a restriction set forth herein is held to cover an area or to be for a length of time which is unreasonable, or in any other way is construed to be too broad or to any extent invalid, such term or provision shall not be determined to be null, void and of no effect, but to the extent the same is or would be valid or enforceable under applicable Law, any court of competent jurisdiction shall construe and interpret or reform this Agreement to provide for a restriction having the maximum enforceable area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under applicable Law.
     12.11 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.
     12.12 Disclaimers and Waivers. Except as expressly set forth in this Agreement (including but not limited to the reports and matters discussed in Section 4.12) and in the Access Agreement, it is understood and agreed that Sellers are not making and have not at any time made any representations or warranties of any kind or character, expressed or implied, with respect to the Acquired Property, including, but not limited to, any representations or warranties as to habitability, merchantability, fitness for particular purpose, title, zoning, tax consequences, latent or patent physical or environmental condition, utilities, operating history or projections, valuation, governmental approvals, the compliance of the Acquired Property with governmental Laws, the truth, accuracy or completeness of the Environmental Reports or any other information provided by or on behalf of Sellers to Buyer, or any other matter or things regarding the Acquired Property. Buyer acknowledges and agrees that upon Closing, and subject to the terms of the Access Agreement, Sellers shall sell and convey to Buyer and Buyer shall accept the Acquired Property “as is, where is, with all faults,” except to the extent expressly provided otherwise in this Agreement. Buyer has not relied and will not rely on, and Sellers are not liable for or bound by, any expressed or implied warranties, guaranties, statements, representations or information pertaining to the Acquired Property or relating thereto made or furnished by Sellers, the manager of any Acquired Property, or any real estate broker or agent or contractor or consultant representing or purporting to represent Sellers, to whomever made or given, directly or indirectly, orally or in writing, unless specifically set forth in this Agreement or in the Access Agreement. Sellers expressly acknowledge and agree that notwithstanding anything to the contrary contained in the disclaimers and waivers set forth herein, none of such disclaimers or waivers shall in any way affect, diminish, waive or otherwise impair Buyer’s rights and remedies under the Access Agreement.
     BUYER REPRESENTS TO SELLERS THAT BUYER HAS CONDUCTED, OR WILL CONDUCT PRIOR TO CLOSING, SUCH INVESTIGATIONS OF THE ACQUIRED PROPERTY, INCLUDING, BUT NOT LIMITED TO, THE PHYSICAL AND ENVIRONMENTAL CONDITIONS THEREOF, AS BUYER DEEMS NECESSARY TO SATISFY ITSELF AS TO THE CONDITION OF THE ACQUIRED PROPERTY AND THE EXISTENCE OR NONEXISTENCE OR CURATIVE ACTION TO BE TAKEN WITH RESPECT TO ANY HAZARDOUS OR TOXIC MATERIALS ON OR DISCHARGED FROM THE ACQUIRED PROPERTY, AND WILL RELY SOLELY UPON SAME AND NOT UPON ANY INFORMATION PROVIDED BY OR ON BEHALF OF SELLERS OR THEIR RESPECTIVE AGENTS OR EMPLOYEES WITH RESPECT THERETO, OTHER THAN SUCH REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLERS AS ARE EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE ACCESS AGREEMENT. EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT OR THE ACCESS AGREEMENT, UPON CLOSING, ON BEHALF OF ITSELF, SUCCESSORS AND ASSIGNS, BUYER SHALL ASSUME THE RISK THAT ADVERSE MATTERS, INCLUDING, BUT NOT LIMITED TO, CONSTRUCTION DEFECTS AND ADVERSE PHYSICAL AND ENVIRONMENTAL CONDITIONS, MAY NOT HAVE BEEN REVEALED BY BUYER’S INVESTIGATIONS, AND BUYER, UPON CLOSING, SHALL BE DEEMED TO HAVE WAIVED, RELINQUISHED AND RELEASED SELLERS (AND SELLERS’ RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, EMPLOYEES AND AGENTS) FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, CAUSES OF ACTION (INCLUDING CAUSES OF ACTION IN TORT), LOSSES, DAMAGES, LIABILITIES, COSTS AND EXPENSES (INCLUDING OUT-OF-POCKET EXPENSES, REASONABLE ATTORNEYS’, EXPERTS’ AND ACCOUNTANTS’ FEES AND OTHER DISBURSEMENTS AND COSTS OF INVESTIGATION OR DEFENSE) OF ANY AND EVERY KIND OR CHARACTER, KNOWN OR UNKNOWN, WHICH BUYER MIGHT HAVE ASSERTED OR ALLEGED AGAINST SELLERS (AND SELLERS’ RESPECTIVE AFFILIATES, SUBSIDIARIES, OFFICERS, DIRECTORS, SHAREHOLDERS, EMPLOYEES AND AGENTS) AT ANY TIME BY REASON OF OR ARISING OUT OF ANY LATENT OR PATENT CONSTRUCTION DEFECTS OR PHYSICAL CONDITIONS, VIOLATIONS OR LIABILITY UNDER ANY APPLICABLE LAWS (INCLUDING, WITHOUT LIMITATION, ANY HAZARDOUS MATERIALS LAWS) AND ANY AND ALL OTHER ACTS, OMISSIONS, EVENTS, CIRCUMSTANCES OR MATTERS REGARDING THE ACQUIRED PROPERTY. THE FOREGOING RELEASE SHALL NOT EXCUSE (Y) SELLERS’ EXPRESS OBLIGATIONS UNDER THIS AGREEMENT OR THE ACCESS AGREEMENT, OR (Z) BREACHES OF SELLERS’ REPRESENTATIONS OR WARRANTIES FOR WHICH A CLAIM IS TIMELY DELIVERED.

     EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT AND THE ACCESS AGREEMENT, BUYER HEREBY RELEASES SELLERS (AND SELLERS’ RESPECTIVE AFFILIATES, SUBSIDIARIES, OFFICERS, DIRECTORS, SHAREHOLDERS, EMPLOYEES AND AGENTS) FROM ANY AND ALL CLAIMS, LOSSES, LIABILITIES, COSTS OR DAMAGES THAT BUYER MAY SUFFER ARISING FROM ANY HAZARDOUS MATERIALS IDENTIFIED OR DISCOVERED ON, IN, OR UNDER THE ACQUIRED PROPERTY AFTER THE CLOSING DATE.
     AS PART OF THE PROVISIONS OF THIS SECTION 12.12, BUT NOT AS A LIMITATION THEREON, BUYER HEREBY AGREES, REPRESENTS AND WARRANTS THAT, EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT OR THE ACCESS AGREEMENT, THE MATTERS RELEASED HEREIN ARE NOT LIMITED TO MATTERS WHICH ARE KNOWN OR DISCLOSED, AND BUYER HEREBY WAIVES WITH RESPECT TO THE MATTERS RELEASED HEREIN ANY AND ALL RIGHTS AND BENEFITS WHICH IT NOW HAS, OR IN THE FUTURE MAY HAVE CONFERRED UPON IT, BY VIRTUE OF THE PROVISIONS OF FEDERAL, STATE OR LOCAL LAW, RULES OF REGULATIONS, INCLUDING, WITHOUT LIMITATION, SECTION 1542 OF THE CIVIL CODE OF THE STATE OF CALIFORNIA, WHICH PROVIDES AS FOLLOWS:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.
     12.13 Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of a party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 12.13.
     12.14 Entire Agreement. This Agreement, including the exhibits hereto and the documents, schedules, certificates and instruments referred to herein, and the Confidentiality Agreement embodies the entire agreement and understanding of the parties hereto in respect of the Transactions. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such transactions.
     12.15 Foreign Currencies. Unless otherwise stated, all dollars specified in the Transaction Documents shall be in U.S. dollars. All foreign currency shall be converted to U.S. dollar equivalents determined on the basis of the exchange rates published in the Wall Street

Journal on the date three (3) days prior to the relevant Closing (or, if the Wall Street Journal is not published on such date, the next preceding date on which it is published).

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

SELLERS:

AMERON INTERNATIONAL CORPORATION

By:

Name:

Title:

By:

Name:

Title:

AMERON B.V.

By:

Name:

Title:

AMERON (PTE) LTD.

By:

Name:

Title:

AMERON (AUSTRALIA) PTY — LIMITED

By:

Name:

Title:

[Signature Page to Assets Purchase Agreement]

AMERON HOLDINGS (NZ) LIMITED

By:

Name:

Title:

AMERON (NEW ZEALAND) LIMITED

By:

Name:

Title:

AMERON (UK) LIMITED

By:

Name:

Title:

AMERCOAT JAPAN COMPANY, LIMITED

By:

Name:

Title:

AMERON SP. Z O.O.

By:

Name:

Title:

[Signature Page to Assets Purchase Agreement]

BUYER:

PPG INDUSTRIES, INC.

By:

Name:

Title:

[Signature Page to Assets Purchase Agreement]

EXHIBIT A
Form of Bill of Sale
See attached.

A-1

EXHIBIT B
Form of Assignment and Assumption Agreement
See attached.

B-1

EXHIBIT C
Form of Trademark License Agreement
See attached.

C-1

EXHIBIT D
Form of Agreement Regarding Use of Domain Names
See attached.

D-1

EXHIBIT E
Form of Lease Agreements
See attached.

E-1

EXHIBIT F
Form of Geldermalsen Separation Plan
See attached.

F-1

EXHIBIT G
Form of Exclusive IP License-Back Agreement
See attached.

G-1